EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

U.S. WATER, LLC

AND

QUENCH USA, INC.

STOCK PURCHASE AGREEMENT		1
1— DEFINITIONS		1
2— BASIC TRANSACTION		2
2.1	Purchase and Sale of Shares	2
2.2	Purchase Price	2
2.3	Seller Estimate of Base Purchase Price Prior to Closing	2
3— CLOSING; POST CLOSING ADJUSTMENTS		2
3.1	Time and Place	2
3.2	Deliveries	2
3.3	Post-Closing Adjustments	5
3.4	Withholding	6
4— REPRESENTATIONS AND WARRANTIES OF SELLER		6
4.1	Enforceability	7
4.2	Authority	7
4.3	Noncontravention	7
4.4	Notices and Consents	7
4.5	Brokers’ Fees	7
4.6	Organization	8
4.7	Capitalization; Title to Shares	8
4.8	Subsidiaries	8
4.9	Title to Assets	9
4.10	Tax Matters	9
4.11	Employee Benefits	11
4.12	Environmental, Health, and Safety Matters	14
4.13	Financial Statements	15
4.14	Indebtedness	16
4.15	Undisclosed Liabilities	16
4.16	Events Subsequent to Most Recent Fiscal Month End	16
4.17	Notes and Accounts Receivable; Accounts Payable	19
4.18	Legal Compliance	19
4.19	Litigation	19
4.20	Permits	19
4.21	Intellectual Property; Privacy	20
4.22	Real Estate	22
4.23	Contracts.	24
4.24	Insurance	26
4.25	Employees	26
4.26	Immigration Matters	28
4.27	Reserved	28
4.28	Condition and Sufficiency of Assets	28
4.29	Customers and Suppliers	29
4.30	Inventory	29
4.31	Internal Controls	29
4.32	Products	30

i

37
4.33	Data Room	30
4.34	Reserved	30
4.35	Transactions with Affiliates	30
4.36	Transaction Bonuses	31
4.37	Illegal Payments	31
4.38	Export.	31
4.39	Certain Matters Relating to LEAF Capital Funding, LLC	33
4.40	No Other Representations	33
5— REPRESENTATIONS AND WARRANTIES OF BUYER		33
5.1	Organization and Corporate Power	33
5.2	Authorization	33
5.3	No Violation	33
5.4	No Broker	34
5.5	Investment Representation	34
5.6	Acknowledgments by Buyer	34
5.7	Financing; Solvency	34
5.8	Notice and Consent	34
5.9	R&W Policy	35
5.10	Exclusivity of Representation	35
6— ADDITIONAL AGREEMENTS		35
6.1	Non-Competition; Non-Solicitation; Non-Disparagement	35
6.2	Financial Statements	36
6.3	Release	36
6.4	Exit Agreement Sale Bonuses	36
7— POST-CLOSING COVENANTS		37
7.1	General	37
7.2	Insurance Matters; D&O Indemnities	37
7.3	Litigation Support	38
8— REMEDIES FOR BREACHES OF THIS AGREEMENT		38
8.1	Survival	38
8.2	Indemnification	39
8.3	Limitations	39
8.4	Indemnification Procedures	41
8.5	Indemnity Escrow Matters	44
8.6	Special Escrow Matters	44
9— TAX COVENANTS		45
9.1	Tax Returns	45
9.2	Allocation in Straddle Period	45
9.3	Assistance	46
9.4	Records	46
9.5	Certain Taxes	46
9.6	Refunds and Credits; Tax Benefits	46
9.7	End of Taxable Year	47

ii

9.8	Tax Contests	47
9.9	Amendment to Pre-Closing Tax Period Tax Return	48
10— MISCELLANEOUS		48
10.1	Confidentiality	48
10.2	Press Releases and Public Announcements	48
10.3	No Third-Party Beneficiaries	49
10.4	Entire Agreement	49
10.5	Succession and Assignment	49
10.6	Counterparts	49
10.7	Headings	49
10.8	Notices	49
10.9	Amendments	50
10.10	Waiver	50
10.11	Severability	50
10.12	Construction	50
10.13	Incorporation of Exhibits and Schedules	51
10.14	Time of the Essence	51
10.15	Specific Performance	51
10.16	Governing Law; Exclusive Jurisdiction; Waiver of Jury Trial	51
10.17	Concerning Counsel	52
10.18	Expenses	53
EXHIBIT A		A-1
Definitions		A-1

iii

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into effective as of the 17th day of December, 2018, by and between U.S. Water, LLC, a limited liability company organized under the laws of Delaware (“Seller”), and Quench USA, Inc., a Delaware corporation  (“Buyer”).  Buyer and Seller are referred to collectively herein as the “Parties.”

RECITALS

WHEREAS, Seller is, and as of the Closing Seller will be, the record and beneficial owner of all of the outstanding shares of common stock, no par value per share (the “Shares”), of Pure Health Solutions, Inc., dba Pure Water Technology, a corporation incorporated under the laws of Idaho (the “Company”);

WHEREAS, this Agreement contemplates a transaction in which Buyer will purchase from Seller 100% of the Shares of the Company, in return for the consideration described in this Agreement;

WHEREAS, Seller desires to sell, transfer and assign to Buyer, and Buyer desires to purchase and acquire from Seller, the Shares, upon the terms and subject to the conditions hereinafter set forth;

WHEREAS, the board of managers and the members of Seller and the board of directors of Buyer have approved this Agreement and the transactions contemplated hereby;

WHEREAS, to induce Buyer to enter into this Agreement, ClearLight Partners II, LLC, a Delaware limited liability company (“ClearLight”), has executed a support letter agreement, on a form acceptable to Buyer;

WHEREAS, to induce Buyer to enter into this Agreement, each of the Key Personnel (as defined herein) has accepted an offer of employment with Buyer to be effective immediately after the Closing pursuant to his or her execution and delivery of an offer letter (“Key Personnel Offer Letter”) and an employee restrictions letter (“Key Personnel Restrictions Letter”), each on forms acceptable to Buyer;

WHEREAS, to induce Buyer to enter into this Agreement, each of the Departing Personnel (as defined herein) has executed a separation agreement to be effective in accordance with its terms (“Separation Agreement”), on forms acceptable to Buyer; and

WHEREAS, the Parties desire to set forth the agreements made as an inducement to the execution and delivery of this Agreement.

NOW THEREFORE, in consideration of the premises and the agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the Parties, intending to be legally bound, agree as follows:

1—DEFINITIONS.  Unless context otherwise requires, capitalized terms shall have the meanings ascribed to them in EXHIBIT A.

2—BASIC TRANSACTION.

2.1       PURCHASE AND SALE OF SHARES.  On and subject to the terms and conditions of this Agreement, Buyer agrees to purchase from Seller, and Seller agrees to sell, assign, transfer, convey, and deliver to Buyer, all of the Shares at the Closing for the consideration specified below in this §2, and Buyer shall purchase from Seller, and take delivery from Seller of, Seller’s Shares, free and clear of all Liens.

2.2       PURCHASE PRICE.  The aggregate consideration to be paid by Buyer to Seller for the Shares (the “Base Purchase Price”) shall be an amount in cash (without interest) equal to (1) Fifty-Seven Million, Six Hundred Twenty-Three Thousand, Four Hundred Thirty-Four and No/100 Dollars ($57,623,434.00) (the “Total Enterprise Value”), minus (2) Closing Company Indebtedness, plus (3) Closing Company Cash, plus (4) the amount, if any, of the Working Capital Excess, minus (5) the amount, if any, of the Working Capital Shortfall, minus (6) the Closing Transaction Expenses, and minus (7) the LEAF Payoff Amount.

2.3       SELLER ESTIMATE OF BASE PURCHASE PRICE PRIOR TO CLOSING.  Prior to the Closing Date, Seller shall deliver to Buyer Seller’s good faith calculation of the Base Purchase Price, including its good faith estimate of Adjusted Company Working Capital Value and the other components of Base Purchase Price (including estimates for Closing Company Indebtedness, Closing Company Cash, Closing Transaction Expenses and the LEAF Payoff Amount) (the “Estimated Closing Statement”).  Following receipt of the Estimated Closing Statement, the Company shall permit Buyer and its representatives at all reasonable times and upon reasonable notice to review the Company’s working papers relating to the Estimated Closing Statement (including the estimated Adjusted Company Working Capital Value) as well as all of the Company’s accounting books and records relating to the determination of the Estimated Closing Statement, and the Company shall make reasonably available its Representatives responsible for the preparation of the Estimated Closing Statement in order to respond to the reasonable inquiries of Buyer.  Prior to Closing, the Parties shall discuss in good faith the computation of any of the items on the estimated Adjusted Company Working Capital Value.

3—CLOSING; POST CLOSING ADJUSTMENTS

3.1       TIME AND PLACE.  The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Goodwin Procter LLP, or at such other place as agreed to by the Parties hereto.  The Closing shall occur on the date hereof (the “Closing Date”).  The Closing shall not be a physical Closing, but shall occur by delivery of facsimile signatures (including copies of signatures in PDF or similar electronic format delivered via email) by all Persons on the Closing Date of each of the documents required to be delivered by such Party pursuant to the terms hereof.

3.2       DELIVERIES.

3.2.1    BUYER’S CLOSING DELIVERIES.  At the Closing, Buyer shall effect or cause to be effected the following deliveries:

(a) delivery by wire transfer of immediately available funds to Seller of an amount equal to the “Primary Payment,” which is equal to (1) the Total Enterprise Value; minus

(2) the estimated Closing Company Indebtedness reflected on the Estimated Closing Statement; plus (3) estimated Closing Company Cash reflected on the Estimated Closing Statement; plus (4) the amount, if any, of the Estimated Working Capital Excess; minus (5) the amount, if any, of the Estimated Working Capital Shortfall; minus (6) the Estimated Closing Transaction Expenses; minus (7) the Indemnity Escrow Amount to be held pursuant to the Escrow Agreement; minus (8) the Price Adjustment Escrow Amount to be held pursuant to the Escrow Agreement; minus (9) the Special Escrow Amount to be held pursuant to the Escrow Agreement; and minus (10) the LEAF Payoff Amount.

(b) delivery by wire transfer of immediately available funds to Escrow Agent of the Indemnity Escrow Amount in accordance with the terms of the Escrow Agreement;

(c) delivery by wire transfer of immediately available funds to Escrow Agent of the Price Adjustment Escrow Amount in accordance with the terms of the Escrow Agreement;

(d) delivery by wire transfer of immediately available funds to Escrow Agent of the Special Escrow Amount in accordance with the terms of the Escrow Agreement;

(e) Buyer shall pay an aggregate amount equal to the Closing Company Indebtedness in the amounts reflected, and to the Persons named, in the payoff letters delivered pursuant to §3.2.3(b) (the “Payoff Letter Company Indebtedness”).  Payment of such Payoff Letter Company Indebtedness shall be made by Buyer in cash by wire transfer of immediately available funds to the account designated by each such Person, or as otherwise instructed by each such Person, in the payoff letters;

(f) Buyer shall cause the Company to pay all unpaid Transaction Expenses listed on SCHEDULE 3.2.1(f) at the Closing, except where by arrangement with the payee payment is to be made by the Company after the Closing; and

(g) delivery on behalf of the Company of the LEAF Payoff Amount by wire transfer of immediately available funds to LEAF Capital Funding, LLC in accordance with the LEAF Payoff Letter.

3.2.2    CLOSING EQUITY PAYMENT.  As used herein “Closing Equity Payment” shall mean the sum of the payments made by Buyer under §§3.2.1(a), 3.2.1(b), 3.2.1(c) and 3.2.1(d) above.

3.2.3    SELLER’S CLOSING DELIVERIES.  At the Closing, Seller will deliver to Buyer:

(a) the stock certificate(s) representing all Shares accompanied by an executed stock power transferring the Shares to Buyer (the “Stock Power”) in the form of EXHIBIT C hereto;

(b) payoff letters from each Person who on the date of this Agreement holds any Indebtedness of an Acquired Company (exclusive of Pre-Closing Taxes), in form and substance reasonably satisfactory to Buyer and such other evidence as Buyer may reasonably request to effect that all such Indebtedness of the Acquired Companies has been paid in full and any and all Liens have been fully and finally released;

(c) resignation letters executed by such directors and officers of the Acquired Companies as Buyer requests, in a form acceptable to Buyer (it being understood that the resignation letters executed by the relevant directors of Enstar Co., Ltd. (“Enstar”) shall be notarized and apostilled in the jurisdiction where executed for purposes of registration with the court registry office having jurisdiction over Enstar);

(d) a Key Personnel Offer Letter and Key Personnel Restrictions Letter executed and delivered by each of the Key Personnel which respectively shall supersede any prior employment agreements and other arrangements with each such Key Personnel in effect prior to the Closing;

(e) a Separation Agreement executed and delivered by each of the Departing Personnel which shall supersede any prior employment agreements and other arrangements with such Departing Personnel in effect prior to the Closing;

(f) evidence of approval of resolutions of the board of directors of the Company terminating any Employee Benefit Plan intended to qualify under Section 401(a) of the Code and sponsored by any Acquired Company effective immediately prior to the Closing;

(g) an executed non-foreign affidavit, dated as of the Closing Date, sworn under penalty of perjury and in form and substance reasonably satisfactory to the Buyer and consistent with the requirements of the Treasury Regulations issued pursuant to Section 1445 of the Code, certifying that Seller is a not a “foreign person” as defined in Section 1445(f)(3) of the Code;

(h) the Estimated Closing Statement required by §2.3 in accordance with the terms thereof;

(i) evidence that the ownership interests in PHSI Europe Bvba have been distributed by the Company to Seller;

(j) a support letter agreement executed and delivered by ClearLight in a form acceptable to Buyer (the “ClearLight Agreement”);

(k) the Escrow Agreement, duly executed by the Seller, the Escrow Agent and the Escrow Administrator;

(l) a copy of the amended registration with the appropriate Governmental Authority  with respect to the water purifier manufacturing operations of Enstar;

(m) a copy of the amended Foreign Invested Enterprise Certificate of Enstar;

(n) a copy of the amended and restated Articles of Incorporation of Enstar (in English and Korean), in a form acceptable to Buyer, as affixed with the corporate seal of Enstar;

(o) newly issued stock certificates representing one hundred percent (100%) of the 163,265 issued and outstanding shares of Enstar;

(p) evidence of the declaration of a dividend by Enstar to the Company of accounts receivable payable by the Company to Enstar in the amount of at least KRW 7,391,485,219 billion, including all documents authorizing such declaration;

(q) a copy of the executed Acknowledgement and Ratification of Share Exchange Agreement by and between the Company and Suk Dong Jeong; and

(r) a certificate of the Secretary of the Company dated as of the date hereof, certifying as to a copy of the written consent of the Seller and Board of Directors of the Company with respect to certain prior corporate actions of the Company and U.S. Water Acquisition Corp. and the issuance to Seller of an additional 4,000,000 shares of common stock, no par value per share, of the Company on December 17, 2018 (which shall constitute a portion of the Shares).

3.3       POST-CLOSING ADJUSTMENTS.

3.3.1    PRELIMINARY STATEMENT.  Within ninety (90) days after the Closing Date, Buyer shall prepare and deliver to Seller a statement (the “Preliminary Statement”) containing in reasonable detail its determination of the Adjusted Company Working Capital Value, the Closing Company Indebtedness, Closing Company Cash, Closing Transaction Expenses, the LEAF Payoff Amount, and Base Purchase Price.  Unless Seller gives a timely notice under §3.3.2, (a) the Preliminary Statement shall be binding upon the Parties to this Agreement and (b) such Preliminary Statement shall be the “Final Statement”.

3.3.2    DISAGREEMENT PROCEDURES.  The Preliminary Statement shall not be binding upon any of the Parties to this Agreement if Seller gives written notice of its disagreement (“Notice of Disagreement”) to Buyer within thirty (30) days after Seller’s receipt of the Preliminary Statement, specifying in reasonable detail the nature and extent of such disagreement. Buyer and Seller shall first use commercially reasonable efforts to resolve such dispute between themselves.  If any such disagreement is resolved by mutual written agreement between Seller and Buyer within thirty (30) days after Buyer’s receipt of the Notice of Disagreement, that agreement shall be binding upon the Parties, and the Preliminary Statement, with such changes, if any, as are so mutually agreed, shall become the “Final Statement.”

3.3.3    UNRESOLVED DISAGREEMENTS.

(a) If a Notice of Disagreement is given and Buyer and Seller are unable to resolve such disagreement within such thirty (30) day period, the disagreement may be referred by Buyer or Seller for final determination to the New York office of Deloitte & Touche LLP (the “Independent Firm”).  The Independent Firm shall act as experts and not arbiters and shall determine only those items that remain in dispute on the Preliminary Closing Statement.  Each of the Parties represents to the others that such Party has no current or contemplated business relationship with the Independent Firm.  In accordance with §3.3.2, the resolution of such disagreement and the Independent Firm’s calculations of the matter in disagreement shall be final and binding upon the Parties and shall, together with those aspects of the Preliminary Statement as to which no objection was made, be the “Final Statement.”

(b) The Parties will cooperate with the Independent Firm during the term of its engagement. The Independent Firm’s determination will be based solely on presentations by Seller and Buyer, which are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review).  The Final Statement and the determination of any matter in dispute pursuant to the foregoing provisions shall become final and binding on the Parties to this Agreement on the date the Independent Firm delivers its final resolution in writing to the Parties (which final resolution shall be delivered promptly and not more than thirty (30) days following submission of such disputed matters).  The fees and expenses of the Independent Firm in connection with the resolution of disputes pursuant to this §3.3.3 shall be paid by (A) Seller, if Buyer’s calculation of the portion of the Preliminary Statement in dispute is closer to the Independent Firm’s determination than Seller’s calculation thereof, (B) by Buyer, if the reverse is true or (C) except as provided in clauses (A) or (B) above, equally by Seller and Buyer.

(c) Buyer shall grant Seller and its Representatives reasonable access to the Books and Records of the Company and its relevant personnel to allow each of them to make evaluations under this §3.3.

3.3.4    UNDERPAYMENT.  If the Base Purchase Price as reflected in the Final Statement is equal to or greater than the Closing Equity Payment (such excess being referred to herein as the “Unpaid Balance”), then, within five (5) Business Days after the final determination of the Final Statement: (i) Buyer and Seller shall provide written instruction to the Escrow Agent to remit the Price Adjustment Escrow Amount to Seller and (ii) Buyer shall promptly pay to Seller an amount equal to the Unpaid Balance.

3.3.5    OVERPAYMENT.  If the Base Purchase Price as reflected in the Final Statement is less than the Closing Equity Payment (such difference being referred to herein as the “Overpayment”), then, within five (5) Business Days after the final determination of the Final Statement, (i) Buyer and Seller shall provide written instructions to the Escrow Agent to remit to Buyer the Overpayment, from the Price Adjustment Escrow Amount and, (ii) to the extent that the Overpayment exceeds the Price Adjustment Escrow Amount, Seller shall pay such excess to Buyer.  If the Overpayment is less than the Price Adjustment Escrow Amount, Buyer and Seller shall include in the written instructions to the Escrow Agent referred to above instructions to remit the amount remaining in the Price Adjustment Escrow Amount to Seller.

3.4       WITHHOLDING.  Buyer and each Acquired Company shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or under any applicable provision of state, local or non-U.S. Law.  To the extent amounts are so withheld and paid over to the appropriate Governmental Authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

4—REPRESENTATIONS AND WARRANTIES OF SELLER.  Seller represents and warrants to Buyer that the statements contained in this §4 are correct and complete as of the date of this Agreement, except as set forth in the disclosure schedule accompanying this Agreement (the “Disclosure Schedule”).

4.1       ENFORCEABILITY.  Seller has full power and authority (including full corporate power and authority) to execute and deliver this Agreement and to perform its obligations hereunder.  This Agreement constitutes the valid and legally binding obligation of Seller, enforceable in accordance with its terms and conditions.

4.2       AUTHORITY.  Seller’s board of managers has duly authorized the execution, delivery, and performance of this Agreement by Seller.  Seller has obtained approval of this Agreement and the transactions contemplated hereby from its members by an action by written consent in lieu of a special meeting of the members of Seller.  Seller is (a) is a limited liability company duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its organization; (b) has all limited liability company power to own and to carry on its business as presently conducted; and (c) is duly qualified to do business as a foreign limited liability company in every jurisdiction in which the nature of its business or the location of its properties requires such qualification, except where the lack of such qualification would not have a Company Material Adverse Effect.  The Company is (d) is a corporation duly organized, validly existing, and in good standing under the Laws of the jurisdiction of its incorporation; (e) has all corporate power to own and to carry on its business as presently conducted; and (f) is duly qualified to do business as a foreign corporation in every jurisdiction in which the nature of its business or the location of its properties requires such qualification, except where the lack of such qualification would not have a Company Material Adverse Effect.

4.3       NONCONTRAVENTION.  Except as set forth on §4.3 of the Disclosure Schedule, the execution and delivery of this Agreement and all other instruments and agreements to be delivered by each of the Acquired Companies as contemplated hereby do not, and the consummation of the transactions contemplated hereby and thereby will not (i) conflict with any of the provisions of the certificate of incorporation, certificate of formation, articles of organization, bylaws, the operating agreement or any other Organizational Document of any of the Acquired Companies, in each case as amended; (ii) create any Lien upon any of the properties or assets of any of the Acquired Companies (other than Permitted Liens); (iii) conflict with or result in a breach of, or constitute a default under, or result in the acceleration of any obligation or loss of any benefits under, any Company Material Contract or other instrument to which any of the Acquired Companies is a party or by which any of its properties or assets are bound or (iv) contravene any Law or any Order applicable to each of the Acquired Companies or by which any of their properties or assets are bound.

4.4       NOTICES AND CONSENTS.  No notice to, filing with, or authorization, registration, consent or approval of any Governmental Authority or other Person is necessary for the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby by each of the Acquired Companies, except for notices, filings and approvals set forth in §4.4 of the Disclosure Schedule.

4.5       BROKERS’ FEES.  Except as set forth in §4.5 of the Disclosure Schedule, none of the Acquired Companies has any Liability to pay any fees, commissions or similar fees to any broker, finder or agent in connection with this Agreement or any of the transactions contemplated hereby.

4.6       ORGANIZATION.

(a) Organization.  §4.6 of the Disclosure Schedule contains a complete and accurate list of jurisdictions where each of the Acquired Companies is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the properties owned, leased or operated by each of the Acquired Companies or the nature of the business conducted by each of the Acquired Companies makes such qualification necessary, except where the failure to so qualify would not reasonably be expected to have a Company Material Adverse Effect.  Each of the Acquired Companies is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which each such Acquired Company was formed and has all power and authority to own, lease and operate its properties and to carry on its business as now being conducted. None of Acquired Companies is in default under or in violation of any provision of its Organizational Documents.

(b) Organizational Documents.  Seller has delivered to Buyer copies of the Organizational Documents of each of the Acquired Companies, as currently in effect. Except as set forth on §4.6 of the Disclosure Schedule, to the Knowledge of Seller, none of the Acquired Companies has been known by or used any corporate, fictitious or other name in the conduct of its business or in connection with the use or operation of the assets of the Acquired Companies.

4.7       CAPITALIZATION; TITLE TO SHARES.  The entire authorized capital stock of the Company consists solely of 5,000,000 shares of common stock, no par value per share, of which 5,000,000 Shares are issued and outstanding.  No shares of common stock are held in treasury.  The Shares constitute 100% of the issued and outstanding shares of common stock of the Company and such Shares are owned and held beneficially and of record by Seller free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities Laws or as set forth in §4.7 of the Disclosure Schedule), Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, or demands.  All of the Shares have been duly authorized and validly issued and are fully paid, and nonassessable.  There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require the Company to issue, sell, or otherwise cause to become outstanding any of its equity interests or which could require Seller to sell, transfer, or otherwise dispose of any Shares of the Company (other than this Agreement).  There are no outstanding or authorized equity appreciation, phantom stock, profit participation, or similar rights with respect to the Company.  Except as set forth in Company’s Organizational Documents, there are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock of the Company.

4.8       SUBSIDIARIES.  Except as listed on §4.8 of the Disclosure Schedule, the Company has no Subsidiaries.  With respect to each such Subsidiary so listed that is a corporation, §4.8 of the Disclosure Schedule lists the entire authorized capital stock of such Subsidiary, lists how many shares of such capital stock are currently issued and outstanding, and lists how many shares of such capital stock are currently held in treasury, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, or demands.  With respect to each such Subsidiary so listed that is a limited liability company, §4.8 of the Disclosure Schedule describes how the membership interests of such Subsidiary are currently issued and outstanding, free and clear of any restrictions on transfer (other than any restrictions under the Securities Act and state securities laws), Taxes, Liens, options, warrants, purchase rights, contracts, commitments, equities, claims, or demands.  All of the issued and outstanding shares of the capital stock or membership interests of each such Subsidiary have been duly authorized, are validly issued, fully paid, and nonassessable, and are held beneficially and of record by the Company.  There are no outstanding or authorized options, warrants, purchase rights, subscription rights, conversion rights, exchange rights, or other contracts or commitments that could require any such Subsidiary to issue, sell, or otherwise cause to become outstanding any of its capital stock or membership interests.  There are no outstanding or authorized stock appreciation, phantom stock, profit participation, or similar rights with respect to any such Subsidiary.  There are no voting trusts, proxies, or other agreements or understandings with respect to the voting of the capital stock or membership interests of any such Subsidiary.  No such Subsidiary is a party to any option, warrant, purchase right, or other contract or commitment that could require such Subsidiary to sell, transfer, or otherwise dispose of any capital stock or membership interests of such Subsidiary.  Other than the stock certificates referenced in §3.2.3(o), Enstar has never issued any certificates representing any shares of its issued capital stock.  PHSI Europe Bvba does not own or hold any assets used or useful to the businesses of the Acquired Companies.

4.9       TITLE TO ASSETS.

(a)        Except for the properties and assets disposed of in the Ordinary Course of Business since the date of the Most Recent Balance Sheet or as disclosed in §4.9 of the Disclosure Schedule, each of the Acquired Companies has good and marketable title (free and clear of any Liens) to, or has a valid leasehold interest in, or has a valid right under contract (or otherwise) to use, all assets and property used in its business, except for Permitted Liens.

(b)        Except as disclosed in §4.9 of the Disclosure Schedule, each Acquired Company owns, leases, licenses or otherwise has the valid right to use, and immediately after the Closing Date, will own, lease, license or otherwise have the valid right to use, on the same terms and conditions, all of the assets, properties and rights used in the business as presently being conducted and necessary to conduct the business as presently being conducted.

4.10     TAX MATTERS. 4.10.1  Each Acquired Company has timely filed all Tax Returns required to be filed by it through the Closing Date with the appropriate Governmental Authority in accordance with all applicable Laws.  Each such Tax Return is complete and correct in all material respects.  Each Acquired Company has timely paid to the appropriate Governmental Authority and discharged all Taxes due and owing whether or not such Taxes are shown as due and owing on any Tax Return.  No Acquired Company is currently a beneficiary of any extension of time within which to file any Tax Return.  Except as disclosed in §4.10.1 of the Disclosure Schedule, each Acquired Company has withheld, collected and timely paid over to the appropriate Governmental Authority, or is properly holding for such payment when due, all Taxes required by Law to be withheld or collected.

4.10.2  The Financial Statements reflects all material Liabilities for unpaid Taxes of the Acquired Companies for periods (or portions of periods) through the Most Recent Balance Sheet Date and the unpaid Taxes of the Acquired Companies will not exceed that reserve as adjusted for ordinary course operations and transactions through the Closing Date in accordance with past custom and practice of the Company in filing its Tax Returns. Since the Most Recent Balance Sheet

Date, no Acquired Company has incurred any Liability for Taxes arising from transactions outside the Ordinary Course of Business.

4.10.3  No Acquired Company is party to any Tax allocation, Tax indemnification, or Tax sharing agreement, arrangement or similar contract.

4.10.4  No Acquired Company has been a member of an affiliated, consolidated, combined or unitary group other than such a group of which the Company was the parent.  No Acquired Company is liable for the Taxes of any other Person pursuant to Treasury Regulation Sec. 1.1502‑6 (or any similar provision of foreign, state or local Law), as a transferee or successor, by contract or pursuant to any Law, or otherwise.

4.10.5  Except as disclosed in §4.10.5 of the Disclosure Schedule, no Acquired Company has been notified in writing that it is currently under audit by any Governmental Authority or that any Governmental Authority intends to conduct such an audit, and no action, suit, investigation, claim or assessment is pending or, to the Knowledge of Seller, proposed with respect to any alleged deficiency in Taxes.  No Acquired Company has been audited by any Governmental Authority during the past two years.  All deficiencies asserted or assessments made as a result of any examinations by any Governmental Authority have been fully paid, and there are no other unpaid deficiencies asserted or assessments made by any Governmental Authority against any Acquired Company.

4.10.6  No Acquired Company has (i) waived, or had waived on its behalf, any statute of limitations in respect of any Taxes, (ii) agreed, or had agreed on its behalf, to any extension of time with respect to any Tax assessment or deficiency, or (iii) executed any closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof, or any similar provision of foreign, state or local Law.

4.10.7  Complete and correct copies of all Federal and state Tax Returns filed by each Acquired Company for the Tax periods beginning on or after January 1, 2012 have been provided to the Buyer.

4.10.8  Except as disclosed in §4.10.8 of the Disclosure Schedule, each Acquired Company is subject to Tax only in its country of formation and political subdivisions thereof.  No claim has ever been made by any Governmental Authority in a jurisdiction where any Acquired Company does not file Tax Returns, claiming that such Acquired Company is or may be subject to taxation by that jurisdiction.

4.10.9  At all times during the immediately preceding five (5) year period, (i) the Company has been classified as a corporation for U.S. federal income Tax purposes, and (ii) each other Acquired Company has been disregarded as separate from the Company for U.S. federal income Tax purposes since its formation.

4.10.10       At all times during the immediately preceding five (5) year period, each Acquired Company uses and always has used the accrual method of accounting for U.S. federal income Tax purposes. The taxable year of each Acquired Company is and always has been the calendar year.

4.10.11       No Acquired Company has constituted either a “distributing corporation” or a “controlled corporation” in a distribution of stock qualifying for tax‑free treatment under Section 355 of the Code in the two (2) years prior to the Closing Date.

4.10.12       No Acquired Company is, and no Acquired Company has been at any time during the immediately preceding five (5) year period, a U.S. real property holding company (as defined in Section 897(c)(2) of the Code).

4.10.13        Neither Buyer nor any Acquired Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Tax period or portion thereof ending after the Closing Date as a result of any:  (i) change in method of accounting for a taxable period ending on or prior to the Closing Date; (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Code §7121 (or any corresponding or similar provision of U.S. state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date; (iv) intercompany transactions or any excess loss account in respect of taxable periods ending on or prior to the Closing Date described in Treasury Regulations under Code §1502 (or any corresponding or similar provision of U.S. state, local or non-U.S. income Tax Law); (v) adjustment under Section 481 of the Code (or any similar provision of foreign, state, or local Law); (vi) installment sale or open transaction disposition made on or prior to the Closing Date; (vii) prepaid amount received on or prior to the Closing Date; (viii) election made under Section 108(i) of the Code prior to the Closing; (ix) the application of Section 952(c)(2) of the Code; (x) application of Section 951 or 951A of the Code with respect to income earned or recognized or payments received prior to the Closing; (xi) election under Section 965(h) of the Code; or (xii) any similar election, action, or agreement that would have the effect of deferring any liability for Taxes of the Company from any period ending on or before the Closing Date to any period ending after such date.

4.10.14       No Company has ever been a party to: (i) a “reportable transaction” within the meaning of Section 6707A(c)(1) of the Code and Treasury Regulation Sec. 1.6011-4(b) (or any predecessor provision).

4.10.15       No Company is a party to or a member of any joint venture, partnership, limited liability company, trust or other arrangement or contract which could be treated as a partnership for Tax purposes.

4.10.16       There are no Liens on any of the assets of any of the Acquired Companies that arose in connection with any failure to pay any Tax, other than Liens for Taxes the payment of which is not yet due.

4.11     EMPLOYEE BENEFITS.

4.11.1  DEFINITIONS.  The following terms have the meanings ascribed to them below:

(a) “Acquired Company Service Provider(s)” means any current or former employee, director or consultant of an Acquired Company.

(b) “Benefit Plan” means each (i) “employee benefit plan” as defined in ERISA (as defined below) §3(3), determined without regard to whether such plan is subject to ERISA  (ii) “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code, (iii) qualified defined contribution retirement plan which is an Employee Pension Benefit Plan, (iv) qualified defined benefit retirement plan which is an Employee Pension Benefit Plan (including any Multiemployer Plan), (v) Employee Welfare Benefit Plan or material fringe benefit or any other severance plan or program, health, vacation, summer hours, supplemental unemployment benefit, hospitalization insurance, medical, dental, vision, disability, legal services, incentive, retention, change in control, deferred compensation, retirement profit sharing, welfare, option to purchase equity or other equity incentive plan, fund, program, agreement, arrangement or scheme, retirement, bonus or any medical plan which provides any of the aforementioned benefits to any of the Acquired Company’s retirees or former employees, or (vi) obligation, arrangement or customary practice to provide benefits, other than salary, as compensation for services rendered, to present and former directors, employees, or agents other than obligations, arrangements and practices that are described in (i) through (v), including employee stock option or purchase plans or arrangements.

(c) “Employee Pension Benefit Plan” has the meaning set forth in ERISA §3(2).

(d) “Employee Welfare Benefit Plan” has the meaning set forth in ERISA §3(1).

(e) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(f) “ERISA Affiliate” means any Person that together with the Acquired Company would be treated as a “single employer” within the meaning of §414 of the Code.

(g) “Fiduciary” has the meaning set forth in ERISA §3(21).

(h) “Multiemployer Plan” has the meaning set forth in ERISA §3(37)(A).

4.11.2  DETAILS OF PLANS.  §4.11.2 of the Disclosure Schedule lists each Benefit Plan that any of the Acquired Companies maintains or to which any of the Acquired Companies contributes or has any obligation to contribute or any Benefit Plan that is maintained or contributed to by any ERISA Affiliate of an Acquired Company for the benefit of any Acquired Company Service Provider (any such Benefit Plan, an “Employee Benefit Plan”).

(a) Each such Employee Benefit Plan (and each related trust, insurance contract, or fund) complies in form and in operation in all material respects with the applicable requirements of ERISA, the Code, and other applicable Laws and the terms of the Employee Benefit Plan; and

(b) Each such Employee Benefit Plan which is an Employee Pension Benefit Plan intended to qualify under Code §401(a) is so qualified, and nothing has occurred that would adversely affect such qualification.

4.11.3  NATURE OF PLANS.

(a) Neither the Company nor any of its ERISA Affiliates sponsors, maintains or contributes to an Employee Pension Benefit Plan subject to Title IV of ERISA or a Multiemployer Plan and the Acquired Companies have no Liability (including withdrawal liability as defined in ERISA §4201) under any Multiemployer Plan;

(b) No Fiduciary has any Liability for breach of fiduciary duty under ERISA in connection with the administration or investment of the assets of any such Employee Benefit Plan;

(c) No Proceeding with respect to the administration or the investment of the assets of any such Employee Benefit Plan (other than routine claims for benefits) is pending or, to the Knowledge of Seller, threatened;

(d) No such Employee Benefit Plans have incurred any “accumulated funding deficiency” (as defined in Section 412 of the Code or Part 3 of Title I of ERISA), or similar such deficiency as defined in any provision of federal, state, local, or foreign Law, whether or not waived;

(e) No such Employee Benefit Plan is an Employee Welfare Benefit Plan that provides for or promises medical, health, or life insurance or other welfare-type benefits for current or future retired or terminated employees of the Acquired Companies, or their spouses, or their dependents (other than in accordance with Code §4980B);

(f) All payments and/or contributions required to have been made with respect to all Employee Benefit Plans either have been made or have been accrued in accordance with the terms of the applicable Employee Benefit Plan and applicable Law; and

(g) Seller has made available to Buyer true and correct copies of the following documents with respect to each such Employee Benefit Plan, where applicable:

(i)         all current plan documents governing such plan and the most recent summary plan description furnished to employees;

(ii)        the three most recent annual reports filed with the IRS (Form 5500-series) including all schedules and attachments thereto;

(iii)       each current related trust agreement or other funding arrangement;

(iv)       non-discrimination testing results for the two most recent plan years;

(v)        the most recent determination of the IRS with respect to the qualified status of such Employee Benefit Plan, and any currently-pending application for such a letter;

(vi)       the most recent actuarial report or valuation; and

(vii)      written descriptions of any and all unwritten Employee Benefit Plans.

(h) Each Employee Benefit Plan that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code has been operated and maintained in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder.  No payment to be made under any Employee Benefits Plan is, or to the Knowledge of Seller, will be, subject to the penalties of Section 409A(a)(1) of the Code; and

(i) Neither the execution and delivery of this Agreement, the shareholder approval of this Agreement, nor the consummation of the transactions contemplated hereby could (either alone or in conjunction with any other event) (i) result in, or cause the accelerated vesting payment, funding or delivery of, or increase the amount or value of, any payment or benefit to any Acquired Company Service Provider; (ii) limit the right of any Acquired Company to amend, merge, terminate or receive a reversion of assets from any Employee Benefit Plan or related trust; (iii) result in any “parachute payment” as defined in Section 280G(b)(2) of the Code (whether or not such payment is considered to be reasonable compensation for services rendered); or (iv) result in a requirement to pay any tax “gross-up” or similar “make-whole” payments to any Acquired Company Service Provider.

(j) Enstar does not provide, and has not agreed to provide, any employee benefits other than any Employee Benefit Plans applicable to Enstar and shown on §0 of the Disclosure Schedule, and there are no obligations or commitments in force which would bind Enstar to grant, remunerate or pay for incentives, bonus, compensation, salary, pension, early retirement or other benefits to current or former employees or officers in excess of those provided by applicable Law.  Enstar has no overdue Liability with respect to, and has timely made all payments due to, and recorded on its books all amounts properly accrued in respect of any Employee Benefit Plans applicable to Enstar.

4.12     ENVIRONMENTAL, HEALTH, AND SAFETY MATTERS.  Except as disclosed in §4.12:

(a) Each of the Acquired Companies is, and for the past five (5) years has been, in compliance in all material respects with any foreign, federal, state, or local Law, regulations, ordinances, Order or common law concerning public health and safety, occupational health and safety, worker health and safety, pollution or protection of the environment, including all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of, or exposure to, any Hazardous Substance (collectively, “Environmental, Health, and Safety Requirements”).  “Hazardous Substance” means (i) hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, radioactive materials, radon gas, petroleum, petroleum derivatives or byproducts, asbestos, polychlorinated biphenyls, noise or radiation,  (ii) any chemicals, materials or substances referred to as being toxic substances, hazardous wastes, hazardous materials, or contaminants or pollutants or words of similar import under any Environmental, Health, and Safety Requirements or any other substance or force that could result in Liability under any Environmental, Health, andSafety Requirement, or (iii) any other chemical, material or substance, the use or management of which and/or exposure to which is prohibited, limited or regulated by any applicable Governmental Authority.

(b) Each of the Acquired Companies holds, and is in compliance in all materials respects with, all Permits required by applicable Environmental, Health, and Safety Requirements for the conduct of its business.

(c) The operations of the Acquired Companies have not resulted in any Release of any Hazardous Substance in an amount, manner, condition or concentration that has resulted in, or would result in, or could reasonably be expected to give rise to, material Liabilities to any Acquired Company under or relating to any Environmental, Health, and Safety Requirements.  No Hazardous Substance has been Released:  (i) at, to, on, under or from any real property currently or, to the Knowledge of Seller, formerly owned, leased, or operated by any of the Acquired Companies; or (ii) to the Knowledge of Seller, at, to, on, under or from any real property at or to which any of the Acquired Companies has disposed of, arranged for the disposal of, or transported any Hazardous Substance, in the case of each of (i) and (ii), in an amount, manner, condition or concentration that has resulted, or would result, in material Liabilities to any Acquired Company under or relating to any Environmental, Health, and Safety Requirements. “Release” means any release, spill, leak, emission, discharge, injection, escape, leach, emptying, pumping, pouring, dumping or other disposal (including, without limitation, the abandonment or discarding of barrels, containers and other receptacles).

(d) There is no pending, or to the Knowledge of Seller, threatened civil or criminal litigation, written notice of violation, Order, decree or Proceeding against or involving any Acquired Company and relating in any way to any Environmental, Health, and Safety Requirements.  To the Knowledge of Seller, no facts or circumstances exist which might give rise to any such litigation, written notice of violation, Order, decree or Proceeding.

(e) None of the Acquired Companies have retained or assumed (whether by contract or operation of Law) any material Liability (including any investigatory, corrective or remedial obligation) or claim of any other Person arising under or relating to any Environmental, Health, and Safety Requirements.

(f) Seller has delivered or made available to Buyer true, correct and complete copies of all material environmental investigations, studies, audits, reports, tests, reviews or other analyses conducted by or on behalf of any of the Acquired Companies that are in the possession or reasonable control of the Acquired Companies.

4.13     FINANCIAL STATEMENTS.  Attached hereto as SCHEDULE 4.13 are the following consolidated financial statements (collectively the “Financial Statements”):  (i) audited consolidated balance sheets and statements of income, changes in stockholders’ equity, and cash flow as of and for the last three (3) fiscal years ended as of December 31 (with the 2017 fiscal year end being the “Most Recent Fiscal Year End”) for the Acquired Companies, together with the report thereon of RSM US LLP; (ii) unaudited consolidated balance sheets and consolidated statements of income and cash flow as of September 30, 2017 and September 30, 2018 for the

Acquired Companies; and (iii) unaudited consolidated balance sheets and consolidated statements of income and cash flow (the “Most Recent Financial Statements”) as of October 31, 2018 (the “Most Recent Fiscal Month End”) for the Acquired Companies.  The Financial Statements (including the notes thereto) (a) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby, (b) present fairly the consolidated financial condition of the Acquired Companies as of such dates and the consolidated results of operations of the Acquired Companies for such periods, and (c) are consistent with the books and records of the Acquired Companies; provided,  however, that the interim Financial Statements do not include footnotes and other presentation items, and are subject to normal year-end adjustments.

4.14     INDEBTEDNESS.  The Indebtedness as of the date hereof for each of the Acquired Companies is set forth on §4.14 of the Disclosure Schedule, with the holder of each item of such Indebtedness set forth thereon and a recent estimate of the amount of Indebtedness so held.

4.15     UNDISCLOSED LIABILITIES.  Except for (a) those Liabilities shown on §4.15 of the Disclosure Schedule, (b) those Liabilities reflected or reserved against on the Most Recent Balance Sheet, (c) those current Liabilities for trade or business obligations incurred since the date of the Most Recent Balance Sheet in the Ordinary Course of Business (none of which is for breach of contract, breach of warranty, tort or infringement or material), or (d) performance obligations under agreements, contracts and instruments that (i) are either disclosed in the Disclosure Schedule as required by this Agreement or (ii) are not required to be disclosed in the Disclosure Schedule by this Agreement but have been entered into in the Ordinary Course of Business and that are not individually or in the aggregate material in amount, but in the case of both clauses (i) and (ii) excluding any Liabilities for breach of contract, breach of warranty, tort of infringement, none of the Acquired Companies has, as of the date of this Agreement, any Liabilities.

4.16     EVENTS SUBSEQUENT TO MOST RECENT FISCAL MONTH END.  Except as shown on §4.16 of the Disclosure Schedule, since the Most Recent Fiscal Month End, none of the following has occurred:

(a) There has not been any Company Material Adverse Effect and the business of each of the Acquired Companies has been conducted in all material respects in the Ordinary Course of Business;

(b) None of the Acquired Companies has sold, leased, assigned or transferred any assets other than (i) inventory or products sold in the Ordinary Course of Business or (ii) the factoring in the Ordinary Course of Business of Routine Contracts that are entered into subsequent to the Most Recent Fiscal Month End;

(c) None of the Acquired Companies has entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases and licenses) that requires a minimum payment of more than $50,000.00 and is outside the Ordinary Course of Business;

(d) No Person (including the Acquired Companies has accelerated, modified, or cancelled any agreement, contract, lease, or license (or series of related agreements,

contracts, leases, and licenses) that requires a minimum payment of more than $50,000.00 to which any of the Acquired Companies is a party or by which any of them are bound;

(e) None of the Acquired Companies has terminated, modified or failed to renew, or received any written threat (that was not subsequently withdrawn) to terminate or fail to renew, any Company Material Contract;

(f) None of the Acquired Companies has imposed any Lien upon any of its assets, tangible or intangible, other than the factoring in the Ordinary Course of Business of Routine Contracts that are entered into subsequent to the Most Recent Fiscal Month End;

(g) None of the Acquired Companies has made any capital expenditure (or series of related capital expenditures) involving more than $50,000.00 individually or in the aggregate, and outside the Ordinary Course of Business;

(h) None of the Acquired Companies has made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions) involving more than $50,000.00 and outside the Ordinary Course of Business;

(i) None of the Acquired Companies has issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any Indebtedness;

(j) None of the Acquired Companies has made any loan, advance or capital contribution to, or investment in, any other Person;

(k) None of the Acquired Companies has delayed or postponed the payment of accounts payable or other Liabilities outside the Ordinary Course of Business;

(l) None of the Acquired Companies has accelerated the timing, invoicing or collection of accounts receivable or other assets;

(m) None of the Acquired Companies has cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) for amounts in excess of $50,000.00 and outside the Ordinary Course of Business;

(n) None of the Acquired Companies has granted any license or sublicense of any rights under or with respect to any Intellectual Property;

(o) None of the Acquired Companies has issued, sold, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

(p) None of the Acquired Companies has declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock;

(q) None of the Acquired Companies has split, combined or reclassified any of their respective equity interests;

(r) None of the Acquired Companies has experienced any damage, destruction or other loss (whether or not covered by insurance) to any assets or properties owned, leased or otherwise used by any Acquired Company involving more than $50,000.00 in the aggregate;

(s) None of the Acquired Companies has made any loan to, or entered into any other transaction with, any of its directors, officers, and employees;

(t) None of the Acquired Companies has entered into any employment contract or collective bargaining agreement or similar arrangements, written or oral, or modified the terms of any existing such contract or agreement;

(u) None of the Acquired Companies has granted (i) any increase in any rate or rates of salaries or compensation or in benefits of any kind to their respective employees, consultants or independent contractors other than in the Ordinary Course of Business, (ii) any increase in the salary of or compensation to any of their respective employees, consultants or independent contractors that resulted in an increase of more than ten percent (10%) of the employee’s aggregate annual salary and other compensation or (iii) any increase in the salaries of or compensation to all employees that resulted in an aggregate increase of more than three percent (3%) of all employee salaries and compensation;

(v) None of the Acquired Companies has (i) made, changed, or rescinded any Tax election or annual accounting period, or adopted or changed any accounting method in respect of Taxes or otherwise, (ii) settled or otherwise compromised any claim relating to Taxes, (iii) entered into any closing agreement or similar agreement relating to Taxes, (iv) requested any ruling or similar guidance with respect to Taxes, (v) surrendered any right to claim a refund of Taxes, (vi) amended any Tax Return, or (vii) consented to any extension or waiver of the limitation period applicable to any Tax audit or assessment relating to any of the Acquired Companies;

(w) None of the Acquired Companies has hired any individual, entered into any employment agreement, consulting agreement, severance agreement, or other agreement providing for payments to officers, directors, employees, consultants, agents or other representatives, or amended or terminated any such agreement to which any Acquired Company is a party, or entered into or amended any Employee Benefit Plan;

(x) None of the Acquired Companies has made any payment or commitment to pay any severance or termination payment to any of their respective officers, directors, employees, consultants, agents or other representatives;

(y) None of the Acquired Companies has made or adopted a change in its accounting methods, systems, policies, principles or practices;

(z) None of the Acquired Companies has made or authorized any amendment to their respective Organizational Documents;

(aa) None of the Acquired Companies has entered into a new line of business or abandoned or discontinued existing lines of business;

(bb) None of the Acquired Companies has adopted any plan of merger, consolidation, reorganization, liquidation or dissolution or filed a petition in bankruptcy under any provisions of federal or state bankruptcy Laws or consented to the filing of any bankruptcy petition against it under any similar Law; and

(cc) None of the Acquired Companies has committed to any of the foregoing.

4.17     NOTES AND ACCOUNTS RECEIVABLE; ACCOUNTS PAYABLE.

(a) Except as set forth in §4.17(a) of the Disclosure Schedule, all notes and accounts receivable of the Acquired Companies (i) were acquired by the applicable Acquired Company from bona fide sales of goods and services in the Ordinary Course of Business, (ii) are reflected properly on the books and records of such Acquired Company and (iii) except to the extent of reserves therefor in the Most Recent Financial Statements, are collectable and not subject to setoffs or counterclaims.  None of the Acquired Companies have any accounts receivable or loans receivable from any Person with which they are affiliated or with any of their directors, officers, employees, stockholders or Affiliates (other than accounts receivable or loans receivable as between the Acquired Companies).

(b) Except as set forth in §4.17(b) of the Disclosure Schedule, all accounts payable of the Acquired Companies (i) arose in bona fide arm’s length transactions in the Ordinary Course of Business, (ii) are reflected properly on the books and records of such Acquired Company and (iii) are not in any material respect delinquent in its payment.  Except as set forth in §4.17(b) of the Disclosure Schedule, the Acquired Companies have no accounts payable to any Person with which they are affiliated or with any of their respective directors, officers, employees, stockholders or Affiliates (other than accounts payable as between the Acquired Companies).

4.18     LEGAL COMPLIANCE.  Each of the Acquired Companies is in compliance with all applicable Laws and has been such compliance for at least the immediately preceding three (3) years and no Proceeding or notice has been filed against and served upon any of the Acquired Companies alleging any failure so to comply.

4.19     LITIGATION.  Except as disclosed in §4.19 of the Disclosure Schedule, there is no pending or, to the Knowledge of Seller, threatened in writing, adverse claim, dispute, governmental investigation, suit, action, arbitration, legal, administrative or other proceeding of any nature, domestic or foreign, criminal or civil, at law or in equity (“Proceeding”) pending, or, to the Knowledge of Company, threatened, against any of the Acquired Companies, or any of its properties, assets or rights. No Acquired Company is in default with respect to any Order by which any of them is bound or to which any of their property is subject, and there exists no Order enjoining or requiring any Acquired Company to take any action of any kind with respect to their respective businesses or any of the assets owned or used by any Acquired Company.

4.20     PERMITS.  Each of the Acquired Companies possesses all federal, state and local permits and licenses from Governmental Authorities (collectively, the “Permits”) that are necessary, or required by applicable Law, for the operation of the business of each of the Acquired Companies as presently conducted, or that are necessary for the lawful ownership of its properties and assets.All of the Permits are valid and are in full force and effect, and no material violation, default or deficiency exists with respect to any such Permit.  All Permits that are required for the conduct of the business are listed in §4.20 of the Disclosure Schedule and are in full force and effect and there are no violations of any Permit; and no Proceeding is pending or, to the Knowledge of Seller, threatened to revoke or limit any Permit.

4.21     INTELLECTUAL PROPERTY; PRIVACY.

4.21.1  COMPANY INTELLECTUAL PROPERTY.  §4.21.1(a) of the Disclosure Schedule sets forth a list of all registered and material unregistered Company Intellectual Property, except Internally Used Shrink-wrap Software.  Except as indicated on §4.21.1(a) of the Disclosure Schedules, with respect to the Company Intellectual Property owned by an Acquired Company, such Acquired Company exclusively owns such Company Intellectual Property, free and clear of all Liens, except for Permitted Liens.  §4.21.1(b) of the Disclosure Schedules sets forth a list of all Company Products, other than Company Products for which the Acquired Companies serve solely as a reseller.  Each Acquired Company owns or has a valid and enforceable right to use all Intellectual Property rights necessary to conduct the businesses of the Acquired Companies as currently conducted, and as currently proposed to be conducted with respect to the launch of the 4i water cooler product line.  To the Knowledge of Seller, there is no unauthorized use, disclosure, infringement or misappropriation by any Person of any of the Intellectual Property rights owned by the Acquired Companies.  Each Acquired Company’s conduct, and the currently proposed conduct of their respective businesses with respect to the launch of the 4i water cooler product line, does not infringe on any Intellectual Property rights of any third-party. Except as disclosed in §4.21.1(c) of the Disclosure Schedule, in connection with the use of Intellectual Property by any Acquired Company, except for software maintenance charges in the Ordinary Course of Business, none of the Acquired Companies owes to any other Person any ongoing fee, royalty or other payment as a result of the use of such Intellectual Property.  Except as disclosed in §4.21.1(d) of the Disclosure Schedules, no Acquired Company has entered into any license or other contract pursuant to which such Acquired Company has granted to or received from any other Person the right to use any Intellectual Property, other than Internally Used Shrink-wrap Software.  Each of the Acquired Companies is in compliance in all material respects with each license with respect to Internally Used Shrink-wrap Software to which such Acquired Company is a party.

4.21.2  ADDITIONAL INTELLECTUAL PROPERTY REPRESENTATIONS.  Except as set forth in §4.21.2 of the Disclosure Schedule under a sub-heading identified by the relevant letter below:

(a) all Company Intellectual Property owned by or exclusively licensed to an Acquired Company that has been issued by, or registered with, or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office, the Korean Intellectual Property Office, or any similar office or agency anywhere in the world is currently in compliance with all formal requirements (including, without limitation, payment of filing, examination, and maintenance fees; submission of inventor declarations; and compliance with the duty of candor) and all Company Intellectual Property owned by or exclusively licensed to an Acquired Company is valid and enforceable;

(b) none of the Company Intellectual Property owned by or exclusively licensed to an Acquired Company that has been issued by, or registered or the subject of an application filed with, as applicable, the U.S. Patent and Trademark Office, the U.S. Copyright Office, the Korean Intellectual Property Office, or in any similar office or agency anywhere in the world is subject to any maintenance fees or taxes or actions falling due within 120 days after the Closing Date;

(c) no Company Patent has been or is now involved in any reissue, re‑examination, inter-partes review, post-grant review, or opposition proceeding; all Company Products sold, distributed, or otherwise commercially made available by an Acquired Company and covered by Company Patents have been marked with the proper patent notice;

(d) there are no pending or, to the Knowledge of Seller, threatened claims against any Acquired Company alleging that any of the operation of the Acquired Company’s business or any activity by the Acquired Company, or manufacture, sale, offer for sale, importation, and/or use of any Company Product infringes or violates (or in the past infringed or violated) the rights of others in or to any Intellectual Property (“Third-Party IP”) or constitutes a misappropriation of (or in the past constituted a misappropriation of) any subject matter of any Third-Party IP or that any of the Company Intellectual Property is invalid or unenforceable;

(e) no Acquired Company has entered into any agreement to indemnify any other Person against any claim of infringement or misappropriation of any Intellectual Property;

(f) to the extent involved in the research, development or design of any Company Products, or currently proposed products with respect to the 4i water cooler product line, each former and current employee, consultant and contractor of the Acquired Companies has executed a written instrument with an Acquired Company that assigns to such Acquired Company all rights, title and interest in and to any and all inventions, improvements, ideas, discoveries, writings, works of authorship, any other Intellectual Property, and information relating to such employee’s, consultant’s or contractor’s work with respect to such Company Products, or currently proposed products with respect to the 4i water cooler product line; in each case where a Company Patent is held by an Acquired Company by assignment, the assignment has been duly recorded with the U.S. Patent and Trademark Office, the Korean Intellectual Property Office, and/or all similar offices and agencies anywhere in the world in which foreign counterparts are registered or issued;

(g) the Acquired Companies have taken all reasonable security measures to protect the confidentiality and value of all trade secrets owned by the Acquired Companies or used or held for use by the Acquired Companies in operating their respective businesses (“Company Trade Secrets”) and no employee, consultant, contractor or any other Person with access to the Company Trade Secrets has, to the Knowledge of the Seller, misappropriated or publically disclosed such Company Trade Secrets; and

(h) following the Closing Date, the Acquired Companies will have the same rights and privileges in the Company Intellectual Property as the Acquired Companies have in the Company Intellectual Property immediately prior to the Closing Date.

4.21.3  PRIVACY.

(a) Each of the Acquired Companies and all third parties acting on behalf of such Acquired Companies that have or have had access to Personal Data collected by or on behalf of such Acquired Companies, complies, and have always complied, with all (i) applicable Laws, (ii) contractual obligations binding to which such Acquired Company has committed, (iii) internal and public-facing privacy, data handling or processing and/or security policies of such Acquired Companies (each, a “Privacy Policy”), (iv) public statements that such Acquired Companies have made regarding their respective privacy, data handling and/or data security policies or practices, and (v) the Payment Card Industry Data Security Standard, and, as applicable, all other rules and requirements of payment card brands (collectively, “Privacy Laws and Requirements”) relating to (x) the privacy of users of any web properties, products and/or services of any of the Acquired Companies; and (y) the collection, use, delegation, storage, retention, disclosure, transfer, disposal, or any other processing of any Personal Data collected or used by any of the Acquired Companies and/or by third parties having access to such information; and (z) the transmission of marketing and/or commercial messages through any means, including, without limitation, via email, text message and/or any other means.  The execution, delivery and performance of this Agreement, including the transfer of Personal Data in connection with the transactions contemplated by this Agreement, comply with all Privacy Laws and Requirements.

(b) Each of the Acquired Companies has taken and implemented reasonable and appropriate organizational, physical, administrative and technical measures to protect the types of data they process, and otherwise in accordance with all Privacy Laws and Requirements.  Except as disclosed in §4.21.3 of the Disclosure Schedule, there have not been any actual or alleged incidents of, or claims or actions related to, data security breaches, unauthorized access or use of any of the Company IT Systems, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, use or misuse of any Personal Data or other data owned or controlled by any of the Acquired Companies or provided by any customer of any of the Acquired Companies, and there are no facts or circumstances which could reasonably serve as the basis for any such allegations or claims.  None of the Acquired Companies has notified, nor been required to notify, any Person of any information security breach or incident involving Personal Data.  None of the Acquired Companies has received any correspondence relating to, or notice of any actions, claims, investigations or alleged violations of, Laws with respect to Personal Data from any Person, there is no such ongoing action, claim, investigation or allegation, and, to the Knowledge of Seller, there are no facts or circumstances which could form the basis for any such action, claim, investigation or allegation.

(c) In respect of all and any Personal Data processed by or on behalf of the Acquired Companies, each of the Acquired Companies is and since May 25, 2018 has been in compliance with Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016, known as the “General Data Protection Regulation” to the extent applicable to such Acquired Company.

4.22     REAL ESTATE.

4.22.1  OWNED REAL PROPERTY.  §4.22.1 of the Disclosure Schedule lists each parcel of real property owned by any of the Acquired Companies (“Owned Real Property”) and the

record owner thereof.  No Acquired Company has owned any other real property within the prior three (3) years. Each Acquired Company has good, marketable and valid title to all of the Owned Real Property, free and clear of all Liens except for Permitted Liens.  Except as set forth in §4.22.1 of the Disclosure Schedule, none of the Acquired Companies has an option to acquire any real property or has leased or otherwise granted to any Person (other than another Acquired Company) the right to use or occupy any Owned Real Property.  No Acquired Company has received any written notice of violation or claimed violation of any applicable building, zoning, subdivision and other land use and similar Laws affecting its interests in Owned Real Property.  Except as set forth on §4.22.1 of the Disclosure Schedule, no Acquired Company is a foreign corporation, foreign partnership, foreign trust, or foreign estate (as those terms are defined in the Code and applicable Tax regulations).

4.22.2  LEASED REAL PROPERTY.  §4.22.2 of the Disclosure Schedule lists and describes briefly all real property that each of the Acquired Companies leases (“Leased Real Property”) and each lease agreement with respect to such Leased Real Property.  True, correct and complete copies of all leases together with all amendments supplements, non-disturbance agreements and any other material documents pertaining thereto (collectively, the “Leases”) have been made available to Buyer.  All of each Acquired Company’s material leasehold interests in Leased Real Property are held under valid, binding and enforceable leases, except as such enforceability may be limited by (i) bankruptcy laws and other similar laws affecting creditors’ rights generally, and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law.  There is no action pending or, to the Knowledge of Seller, threatened in writing that could reasonably be expected to interfere with the quiet enjoyment of any such leasehold interest.  No Acquired Company has been notified in writing that it is in breach of any of its obligations in any lease under which it occupies or has any leasehold or other interest in Leased Real Property and to the Knowledge of Seller there are no facts or circumstances which with the passage of time and or notice would constitute a default or event of default under and such Lease.  No Acquired Company has received any written notice of violation or claimed violation of any applicable building, zoning, subdivision and other land use and similar Laws affecting its interests in Leased Real Property and to the Knowledge of Seller there are no facts or circumstances which with the passage of time and or notice would constitute such a violation.

4.22.3  All Real Property.

Except as set forth on §4.22.3 of the Disclosure Schedule for Owned Real Property or §4.22.3 of the Disclosure Schedule for Leased Real Property, as applicable, (A) there are no pending or, to the Knowledge of Seller, threatened condemnation proceedings, suits or administrative actions relating to the Owned Real Property or the Leased Real Property (together, the “Real Property”); (B) the operation of the Real Property in the manner in which it is now operated comply in all material respects with all Laws including zoning, building, use, safety or other similar statutes, ordinances or regulations of any Governmental Authority and any reciprocal easement agreements or easement agreements; (C) all buildings, structures, fixtures, building systems and equipment, and all components thereof that constitute the Real Property (including the roof, foundation and structural elements) on any such parcel are in operating condition, ordinary wear and tear excepted, are supplied with utilities necessary for the operation of the business as currently conducted at such facilities, and are safe for their current occupancy; and (D) there is no renovation or construction project currently being performed at the Real Property.

4.23     CONTRACTS.

4.23.1  TYPES OF CONTRACTS.  §4.23.1 of the Disclosure Schedule lists the following contracts and other agreements to which any Acquired Company is a party (each a “Company Material Contract”):

(a) any agreement for the lease of property, whether real or personal, to or from any Person providing for lease payments in excess of $50,000.00 per annum or under which any Acquired Company is the lessor of or permits any third party to hold or operate any property, real or personal, owned or controlled by any Acquired Company;

(b) any agreement that involves a potential commitment or payment by any Acquired Company party to pay an amount of $50,000.00 or more that has not been fully performed by all parties thereto as of the date hereof;

(c) any bonus, commission, pension, profit sharing, retirement or any other form of deferred compensation or incentive plan or any stock purchase, stock option, hospitalization, insurance or similar employee benefit plan or practice, whether formal or informal not otherwise listed on §4.23.1(c) of the Disclosure Schedule;

(d) any contract relating to Indebtedness of the Acquired Companies (including guaranty arrangements) or to mortgaging, pledging or otherwise placing a Lien on any of its assets, or any guaranty of an obligation of a third party;

(e) any contract granting a royalty, dividend or similar arrangement based on the revenues or profits of any Acquired Company or any contract or agreement involving fixed price or fixed volume arrangements;

(f) any contract under which any Acquired Company has received a written claim for it to indemnify any other party and which claim has not been resolved;

(g) any agreement which involves the payment or receipt of funds in excess of $50,000.00 and which is not cancelable by the Acquired Company party thereto without penalty on not less than thirty (30) days’ notice;

(h) any agreement relating to the distribution, marketing, advertising or sales of any Acquired Company’s products and/or services which involves the payment or receipt of funds in excess of $50,000.00;

(i) any agreement pursuant to which any Acquired Company subcontracts work to third parties which involves the payment or receipt of funds in excess of $50,000.00;

(j) any agreement with any Governmental Authority which involves the payment or receipt of funds in excess of $50,000.00;

(k) any agreement with a customer that does not automatically renew in accordance with its terms which involves the payment or receipt of funds in excess of $50,000.00;

(l) any agreement whereby an Acquired Company is a partner in an entity that is taxed, for federal income Tax purposes, as a partnership;

(m) any agreement that has not been fully performed as of the date hereof and that has resulted in the provision of services for amounts in excess of $50,000.00 for the period between January 1, 2018, and the Most Recent Fiscal Month End;

(n) any agreement pursuant to which an Acquired Company has granted to or received from any other Person the right to use any Intellectual Property, other than Internally Used Shrink-wrap Software;

(o) any agreement that restricts the ability of any Acquired Company party thereto to compete or otherwise to conduct its business in any manner or place or to freely engage in any line of business, including any agreement containing exclusivity obligations, most-favored nation provisions or “best price” obligations enforceable against any Acquired Company;

(p) any agreement under which an Acquired Company has advanced or loaned any amount to any of its directors, officers, or employees;

(q) any agreement by an Acquired Company to purchase any capital stock, assets or other debt or equity securities of any Person or agreement relating to the ownership of or investment in any business or enterprise (including investments in joint ventures and minority equity investments);

(r) any agreement of any Acquired Company outside the Ordinary Course of Business; and

(s) any other agreement material to any Acquired Company.

4.23.2  Status of Contracts.  Seller has delivered to Buyer a correct and complete copy of each written agreement listed in §4.23.1 of the Disclosure Schedule, together with all amendments, waivers and other changes thereto (all of which are disclosed in §4.23.1).  With respect to each Company Material Contract:

(a) except as such enforceability may be limited by (i) bankruptcy laws and other similar laws affecting creditors’ rights generally, and (ii) general principles of equity, regardless of whether asserted in a proceeding in equity or at law, the agreement is legal, valid, binding, enforceable, and in full force and effect and will continue as such following the consummation of the transactions contemplated hereby;

(b) no Acquired Company and, to the Knowledge of Seller, no other party to such a Company Material Contract is in breach or default, and no event has occurred which with notice or lapse of time would constitute a breach or default, or permit termination, modification, or acceleration, under such agreement; and

(c) no party has repudiated any provision of such agreement or threatened to repudiate, terminate, cancel, or not renew such agreement.

4.23.3  Form of Routine Contracts.  §4.23.3 of the Disclosure Schedule includes complete and accurate copies of the forms of the Routine Contracts that are currently used, or have been used during the past five (5) years, by the Acquired Companies in the Ordinary Course of Business, and none of the Routine Contracts with Customers deviates in any material respect from the forms of the Routine Contracts set forth in §4.23.3 of the Disclosure Schedule.

4.23.4  Form of Dealer Contracts.  §4.23.4 of the Disclosure Schedule includes complete and accurate copies of the forms of the dealer agreements that are currently used, or have been used during the past five (5) years, by the Acquired Companies in the Ordinary Course of Business, and none of the agreements with dealers deviates in any material respect from the forms of the dealer agreements set forth in §4.23.4 of the Disclosure Schedule.

4.24     INSURANCE(a) .  §4.24 of the Disclosure Schedule sets forth a correct and complete list of all insurance policies or binders held by or on behalf of any of the Acquired Companies, specifying insurer, the policy number or covering note number with respect to binders, together with a correct and complete list of the claim and loss history during the past two (2) years.  With respect to each such insurance policy or binder: (a) the policy or binder is in full force and effect, (b) none of the Acquired Companies is in breach or default under the policy or binder, including failure to make timely payment of all premiums due, (c) none of the Acquired Companies has failed to file any notice or present any claim thereunder in due and timely fashion and (d) none of the Acquired Companies has received any written notice of any actual or threatened cancellation or material limitation of the policy.  Each of the Acquired Companies has maintained in full force and effect general and professional liability insurance coverage for all periods of its ownership and operation of its business.  Each of the Acquired Companies maintains excess liability insurance on an occurrence basis.  None of the Acquired Companies has received any written notice from any insurance carrier denying or disputing a claim made on any policies, denying or disputing any coverage or the amount of any claim or reserving rights in connection therewith.

4.25     EMPLOYEES.

4.25.1  LIST.  §4.25.1 of the Disclosure Schedule sets forth a true and current list of all employment agreements or other labor agreements, including consulting and independent contractor agreements, to which any Acquired Company is a party, other than Employee Benefit Plans.  §4.25.1 of the Disclosure Schedule also lists all non-competition and/or non-solicitation agreements in favor of an Acquired Company and executed by any Employee and currently in effect. §4.25.1 of the Disclosure Schedule lists, for each Acquired Company, the number of individuals employed (the “Employees”) or engaged by each such Acquired Company and shows the number of employees on full-time, part-time and temporary status with respect to each such Acquired Company.  Seller represents that all persons who provide services for any Acquired Company and who constitute “employees” for purposes of any applicable Law have been properly classified as employees for purposes of all applicable Laws and are Employees for purposes of this Agreement.  §4.25.1 of the Disclosure Schedule also lists, for each Acquired Company, the number of individuals who are engaged to perform services (the “Contingent Workers”) by each such Acquired Company as other than Employees.

4.25.2  EMPLOYEE AND CONTINGENT WORKER COMPENSATION AND OTHER TERMS. §4.25.2 of the Disclosure Schedule lists all Employees of each of the Acquired Companies who are currently scheduled to receive annual compensation in excess of $150,000.00 per year with respect to calendar year 2018. §4.25.2 of the Disclosure Schedule sets forth for each Employee the following:  his or her position or title; date of hire; business location; residence location; division; and branch code. §4.25.2 of the Disclosure Schedule further identifies all Employees who have employment contracts with any of the Acquired Companies that are not terminable by the employer on less than thirty (30) days’ notice and in any event without the payment of a severance or penalty.  Except as disclosed in §4.25.2 of the Disclosure Schedule, to the Knowledge of Seller, none of such Employees currently scheduled to receive annual compensation in excess of $150,000.00 for calendar year 2018 has canceled, terminated or notified the employer in writing of any intention to cancel, terminate or materially alter such Employee’s relationship with such employer, effective prior to, as of, or within twelve (12) months after, the Closing.  Except as disclosed in §4.25.2 of the Disclosure Schedule, to the Knowledge of Seller, no Employee is a party to, or is otherwise bound by, any contract or agreement, including any confidentiality, non-competition, or proprietary rights contract, between such Employee and any Person that in any way adversely affects or will adversely affect the performance of such Employee’s duties as an Employee of any of the Acquired Companies immediately after the Closing.  §4.25.2 of the Disclosure Schedule also identifies each Contingent Worker and shows for each such Contingent Worker such individual’s role in the business, fee or compensation arrangements, and other contractual terms with the Acquired Companies.

4.25.3  OTHER EMPLOYMENT MATTERS.  Each of the Acquired Companies is in compliance in all material respects with all applicable Laws respecting employment and employment practices and terms and conditions of employment including all minimum wage and overtime Laws and wage payment Laws and has been in such compliance for at least the immediately preceding four (4) years.  Without limiting the foregoing by implication, all Employees of any of the Acquired Companies are properly classified as exempt or non-exempt for purposes of the Fair Labor Standards Act and applicable state, local and foreign wage and hour Laws (together, “Wage and Hour Laws”), have been properly so classified for at least the immediately preceding four (4) years and each Acquired Company is and has been otherwise in compliance with such Laws for at least the immediately preceding four (4) years.  None of the Acquired Companies is or has been engaged in any unfair labor practice during the immediately preceding three (3) years.  No unfair labor practice complaint against any of the Acquired Companies is pending before the National Labor Relations Board or any similar labor relations authority, nor has any such complaint been pending during the immediately preceding three (3) years.  There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Seller, threatened against or involving any of the Acquired Companies and there has not during at least the immediately preceding three (3) years been any such activity, other than disputes that would not reasonably be expected to result in a Company Material Adverse Effect.  No Acquired Company is a party to a collective bargaining agreement or contract with any labor union and no collective bargaining agreement is currently being negotiated by any of the Acquired Companies, nor has there been any such collective bargaining agreement or negotiations during at least the immediately preceding three (3) years.  No claim in respect of the employment of any Employee of any of the Acquired Companies has been asserted and is currently pending or, to the Knowledge of Seller, threatened in writing against any of the Acquired Companies other than claims that would not reasonably be expected to result in a Company Material Adverse Effect.  None of the Acquired Companies is a government contractor or subcontractor for purposes of any executive order or other Law with respect to the terms and conditions of employment.

4.25.4  WARN.  Within the last five (5) years, none of the Acquired Companies has experienced a “plant closing” or “mass layoff” or similar group employment loss as defined in the federal Worker Adjustment and Retraining Notification Act (the “WARN Act”) or any similar state, local or foreign law or regulation affecting any site of employment of the Acquired Companies or one or more facilities or operating units within any site of employment or facility of the Acquired Companies.  During the ninety (90) day period preceding the effective date of this Agreement, no more than nine (9) Employees and Contingent Workers have suffered an “employment loss” as defined in the WARN Act with respect to the Acquired Companies.

4.25.5  Compliance.4.25.6             All Employees of any of the Acquired Companies who are paid on an hourly basis (as opposed to a salary) are classified as non-exempt for purposes of all Wage and Hour Laws and all Employees of any of the Acquired Companies who are paid on a salary basis are classified as exempt for purposes of all Wage and Hour Laws. Except as disclosed in §4.25.5 of the Disclosure Schedule, no Employee of the Acquired Companies is on a leave of absence as of the effective date of this Agreement. §4.25.5 of the Disclosure Schedule also includes the date of the commencement of any such Employee’s leave of absence and the estimated duration of each such Employee’s leave of absence from and after the effective date of this Agreement, if any.  No Employee of any of the Acquired Companies who works in the United States requires a visa or work permit to legally work in the United States.

4.26     IMMIGRATION MATTERS.  None of the Acquired Companies has made any representations to any person concerning any sponsorship for temporary or permanent immigration status.  None of the Acquired Companies has any employees for whom it currently has petitions or applications for immigration benefits pending with the U.S. Citizenship and Immigration Services or U.S. Department of Labor. Each of the Acquired Companies has a record of a properly completed Form I-9 (Employment Eligibility Verification) with respect to each Employee.

4.27     RESERVED.

4.28     CONDITION AND SUFFICIENCY OF ASSETS.  Except as disclosed in §4.28 of the Disclosure Schedule, all of the assets and properties of the Acquired Companies used in the business as presently being conducted, and necessary to conduct the business as presently being conducted, are in good operating condition and repair, ordinary wear and tear excepted, and are adequate for the uses to which they are being put, in each case except as would not reasonably be expected to result in a Company Material Adverse Effect.  Except to the extent it would be immaterial to the Acquired Companies, none of the water purification coolers or related equipment that are rented or leased pursuant to the Routine Contracts are overdue for preventive maintenance in accordance with the standards set forth in the Routine Contracts or the Ordinary Course of Business.

4.29     CUSTOMERS AND SUPPLIERS.

§4.29.1 of the Disclosure Schedule contains a list of each customer and distributor of the Acquired Companies that accounted for more than $50,000.00 of the revenues of the Acquired Companies (on a consolidated basis) over the course of the twelve (12) months ended December 31, 2017 (the “Customers” and “Distributors”, respectively) showing the total dollar amount of such revenues with respect to each such Customer and Distributor during such year, together with the names of any persons or entities with which the Acquired Companies have a material strategic relationship (“Partners”).  No Customer, Distributor or Partner of the Acquired Companies has canceled or otherwise terminated its relationship with the Acquired Companies or has materially decreased its usage or purchase of the services or products of the Acquired Companies.  No Customer, Distributor or Partner has, to the Knowledge of Seller, any current plan or intention to terminate, cancel or otherwise materially and adversely modify its relationship with the Acquired Companies or to decrease materially or limit its usage, purchase or distribution of the services or products of the Acquired Companies.

§4.29.2 of the Disclosure Schedule contains a list of each vendor, supplier, service provider and other similar business relation of the Acquired Companies from which the Acquired Companies purchased greater than $50,000.00 in goods and/or services over the course of the twelve (12) months ended December 31, 2017 (collectively, “Suppliers”), showing the amounts owing to each such Person and whether such amounts are past due. To the Knowledge of Seller, no Supplier has a current plan to stop, materially decrease the rate of, or materially change the terms (whether related to payment, price or otherwise) with respect to, supplying materials, products or services to the Acquired Companies (whether as a result of the consummation of the transactions contemplated by this Agreement, or otherwise), and the Acquired Companies.4.30     INVENTORY.  Except as disclosed in §4.30 of the Disclosure Schedule, all of the Acquired Companies’ raw materials, work-in-progress, finished goods, supplies and other inventories, wherever situated (the “Inventory”) consist of goods usable or saleable in the Ordinary Course of Business and such goods are usable or saleable.  To the Knowledge of Seller, finished goods inventories included within the Inventory are saleable in the Ordinary Course of Business at profit margins consistent with the Company’s experience in prior years.  The values of the Inventory stated in the Company’s consolidated balance sheets as of the Most Recent Fiscal Year End and the Most Recent Fiscal Month End reflect the normal inventory valuation policies of the Company and were determined in accordance with GAAP, consistently applied.  Purchase commitments for raw materials and parts are not in excess of normal requirements and none are at prices materially in excess of current market prices.  Since the Most Recent Fiscal Year End and the Most Recent Fiscal Month End, no Inventory has been sold or disposed of except through sales in the Ordinary Course of Business and all sales commitments made for the Company’s products are at prices not less than inventory values plus selling expenses.

4.31     INTERNAL CONTROLS. The Company has established and maintains a system of internal accounting controls sufficient to provide reasonable assurances (i) that transactions, receipts and expenditures of the Company are being executed and made only in accordance with appropriate authorizations of management and the board of directors of the Company, (ii) that transactions are recorded as necessary (A) to permit preparation of financial statements in conformity with GAAP and (B) to maintain accountability for assets, (iii) regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Company, and (iv) that the amount recorded for assets on the books and records of the Company is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.  Neither Seller, nor to the Knowledge of Seller the Company’s independent auditors, nor to the Knowledge of Seller any current or former employee, consultant or director of the Company, has identified or been made aware of any fraud, whether or not material, that involves the Company or the Company’s management or other current or former employees, consultant or director of the Company who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company, or any claim or allegation regarding any of the foregoing.  Neither or its Subsidiaries nor, to the Knowledge of Seller any director, officer, employee, auditor, accountant or representative of or its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, in each case, regarding deficient accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls or any material inaccuracy in the Company’s financial statements.

4.32     PRODUCTS.  Except as disclosed in §4.32 of the Disclosure Schedule, each of the Company Products is, and for the past five (5) years has been, (i) in compliance in all material respects with all applicable Law and (ii) in conformance in all material respects to any warranties made in connection with its sale or lease.  To the Knowledge of Seller, there is no design defect with respect to any Company Products, and all Company Products perform in accordance with their documented specification.  Except as set forth in §4.32 of the Disclosure Schedule, to the Knowledge of Seller, each of the Company Products contains adequate warnings, presented in a reasonably prominent manner, in accordance with applicable Law.  To the Knowledge of Seller and except to the extent of reserves shown on the consolidated balance sheet dated as of the Most Recent Fiscal Month End, there are no pending or threatened claims for any product liability, product recalls, product defect, product returns, warranty obligations, product services or similar claims, and to the Knowledge of Seller there are no facts upon which any material claims of such nature would reasonably be expected to be based.

4.33     DATA ROOM.  Seller has made available to Buyer in the “Project Mule” data room in connection with the transactions contemplated by this Agreement (the “Data Room”).  Copies of all documents included in such Data Room are true and complete copies of the respective documents.

4.34     RESERVED.

4.35     TRANSACTIONS WITH AFFILIATES.  Except as set forth in §4.35 of the Disclosure Schedule, none of the Acquired Companies’ employees, directors or officers, Seller, or any of the foregoing Persons’ Affiliates, (a) is involved in any business arrangement or relationship with any of the Acquired Companies other than employment arrangements entered into in the ordinary course of business consistent with past practice; or (b) owns any property or right, tangible or intangible, which is used by any of the Acquired Companies.

4.36     TRANSACTION BONUSES.  Except as set forth in §4.36 of the Disclosure Schedule, there are no severance, termination, retention, “golden parachute,” transaction bonus or other similar payments to, or the creation, acceleration or vesting of any right or interest for the benefit of, any present or former personnel of any of the Acquired Companies, or any other compensatory arrangements that could trigger an Acquired Company Tax withholding obligation, in each case, that become payable as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, either alone or in conjunction with any other event (the “Transaction Bonuses”).  The Transaction Bonuses, excluding any severance an Employee may be eligible for if terminated after the Closing, for each eligible Employee of the Acquired Companies shall be in the amounts set forth in §4.36 of the Disclosure Schedule.  §4.36 of the Disclosure Schedule sets forth the maximum “Sale Bonus” (as defined in the various Exit Agreements set forth in §4.36 of the Disclosure Schedule (the “Exit Agreements”)) payable to each person potentially entitled to receive such a “Sale Bonus” pursuant to one of the respective Exit Agreements, including the portion of such “Sale Bonus” to be paid “at close” (the “Closing Sale Bonuses”) and the “deferred amounts – released when applicable escrow is” (the “Deferred Sale Bonuses”).

4.37     ILLEGAL PAYMENTS.  Neither Seller nor any of the Acquired Companies (including any of their respective officers, directors or employees) has taken, promised to take, or failed to take any action which would cause it to be in material violation of the Foreign Corrupt Practices Act of 1977, the Improper Solicitation and Graft Act of Korea, or any similar anti-bribery or anti-corruption Law or any similar Law of any other jurisdiction, in each case, as amended, or any rules or regulations thereunder.  Neither Seller nor any of the Acquired Companies (including any of their respective officers, directors or employees), nor, to the Knowledge of Seller, any third party acting on behalf of Seller or any of the Acquired Companies, has offered, paid, promised to pay, or authorized, or will offer, pay, promise to pay, or authorize directly or indirectly, the giving of money or anything of value to any Official, or to any other Person while knowing or being aware of a high probability that all or a portion of such money or thing of value will be offered, given or promised, directly or indirectly, to any Official, for the purpose of: (i) influencing any act or decision of such Official in his, her or its official capacity, including a decision to fail to perform his, her or its official duties or functions; or (ii) inducing such Official to use his, her or its influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, or to obtain an improper advantage in order to assist Seller, any of the Acquired Companies or any other Person in obtaining or retaining business for or with, or directing business to, Seller or any of the Acquired Companies.  For purposes of this Agreement, an “Official” shall include any appointed or elected official, any government employee, any political party, party official, or candidate for political office, or any officer, director or employee of any Governmental Authority.

4.38     EXPORT.

4.38.1        The Acquired Companies have been in compliance with all applicable trade Laws, including import and export control Laws, trade embargoes, and anti-boycott Laws, and, except as specifically authorized by a Permit, license exception, or other permit or applicable authorization of a Governmental Authority, or except as set forth on §4.38 of the Disclosure Schedule, have not:

(a) exported, reexported, transferred, or brokered the sale of any goods, services, technology, or technical data to any destination to which, or individual for whom, a license or other authorization is required under the U.S. Export Administration Regulations (the “EAR,” 15 C.F.R. § 730 et seq.), the International Traffic in Arms Regulations (the “ITAR,” 22 C.F.R. § 120 et seq.), the U.S. economic sanctions administered by the Office of Foreign Assets Control (“OFAC,” 31 C.F.R. Part 500 et seq.), or the Foreign Trade Act of the Republic of Korea;

(b) exported, reexported, or transferred any goods, services, technology, or technical data to, on behalf of, or for the benefit of any person or entity (i) designated as a Specially Designated National by OFAC, or (ii) on the Denied Persons, Entity, or Unverified Lists of the Bureau of Industry and Security, or (iii) on the Debarred List of the Directorate of Defense Trade Controls (if applicable);

(c) exported any goods, services, technology, or technical data that have been or will be used for any purposes associated with nuclear activities, missiles, chemical or biological weapons, or terrorist activities, or that have been or will be used, transshipped or diverted contrary to applicable U.S. trade controls;

(d) exported, reexported, transferred, or imported any goods, services, technology, or technical data to or from Cuba, Iran, North Korea, Syria, Sudan, or the Crimea region of Ukraine during a time at which such country or region and/or its government was subject to a U.S. trade embargoes under OFAC regulations, the EAR, or any other applicable statute or Executive Order;

(e) manufactured any defense article as defined in the ITAR, including within the United States and without regard to whether such defense article was subsequently exported, without being registered and in good standing with the Directorate of Defense Trade Controls, U.S. Department of State;

(f) imported any goods except in full compliance with the import and customs Laws of the United States, including but not limited to Title 19 of the United States Code, Title 19 of the Code of Federal Regulations, and all other regulations administered or enforced by the Bureau of Customs and Border Protection (together, the “Customs Laws”); or

(g) violated the antiboycott prohibitions, or failed to comply with the reporting requirements, of the EAR (15 C.F.R. § 760) and the Tax Reform Act of 1976 (26 U.S.C. § 999).

The Acquired Companies have in place adequate controls to ensure compliance with any applicable Laws pertaining to the export and import of goods, services, and technology, including without limitation the EAR, the ITAR, the U.S. economic sanctions administered by OFAC, the import and Customs Laws, and the Foreign Trade Act of the Republic of Korea.  Neither Seller nor any of the Acquired Companies has undergone or is undergoing, any audit, review, inspection, investigation, survey or examination by a Governmental Authority relating to export, import, or other trade-related activity.  There are no threatened claims, nor presently existing facts or circumstances that would constitute a reasonable basis for any future claims, with respect to exports, imports, or other trade-related activity by Seller or the Acquired Companies.

4.38.2        None of the Acquired Companies is a U.S. business that produces, designs, tests, manufactures, fabricates, or develops a critical technology that is (a) utilized in connection with the U.S. business’s activity in one or more pilot program industries, or (b) designed by the U.S. business specifically for use in one or more pilot program industries, as these terms are defined at 31 C.F.R. Parts 800 and 801.

4.39     CERTAIN MATTERS RELATING TO LEAF CAPITAL FUNDING, LLC.   Except as set forth in §4.39 of the Disclosure Schedule, upon payment of the LEAF Payoff Amount, the Company shall have repurchased all of the contracts and leases that the Company previously sold, assigned, factored or otherwise transferred to LEAF Capital Funding, LLC.  Since November 30, 2018, the Company has not sold, assigned, factored or otherwise transferred to LEAF Capital Funding, LLC.

4.40     NO OTHER REPRESENTATIONS.  The representations and warranties made by Seller in this in this §4 (as modified by the Disclosure Schedule hereto) are the exclusive representations and warranties made by Seller. Seller makes no other express or implied representation or warranty with respect to Seller, the Company, any other Acquired Company or any of their respective Affiliate or the transactions contemplated by this Agreement, and Seller disclaims any other representations or warranties, whether made by Seller, the Company, any of its Subsidiaries or any of their respective Affiliates, officers, directors, employees, agents or representatives.

5—REPRESENTATIONS AND WARRANTIES OF BUYER.  Buyer represents and warrants to Seller that the statements contained in this §5 are correct and complete as of the date of this Agreement, except as set forth in the Buyer disclosure schedule accompanying this Agreement (the “Buyer Disclosure Schedule”):

5.1       ORGANIZATION AND CORPORATE POWER.   Buyer is duly organized, validly existing and in good standing (to the extent such concept exists in the applicable jurisdiction) under the laws of the State of Delaware.  Buyer is not in default under or in violation of any provision of its Organizational Documents.

5.2       AUTHORIZATION. Buyer has full organizational power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby.  Buyer has duly approved this Agreement and delivery of this Agreement and the consummation of the transactions contemplated hereby.  No other organizational proceedings on the part of Buyer are necessary to approve and authorize the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Buyer and constitutes the valid and binding agreements of Buyer, enforceable against Buyer in accordance with their terms.

5.3       NO VIOLATION.  Except as set forth in §5.3 of the Buyer Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated herein will (i) violate any provision of the Organizational Documents of Buyer; (ii) violate, conflict with, or constitute a default under any material contract to which Buyer is a party or by which Buyer or its property is bound; (iii) require the consent of any party to any material contract to which Buyer is a party or by which Buyer or its property is bound; or (iv) violate any applicable Laws or Orders to which Buyer or its property are subject.

5.4       NO BROKER.  No broker, finder, agent or similar intermediary has acted for or on behalf of Buyer in connection with this Agreement or the transactions contemplated herein, and no broker, finder, agent or similar intermediary is entitled to any broker’s, finder’s, or similar fee or other commission in connection therewith based on any agreement, arrangement or understanding with Buyer or any action taken by Buyer.

5.5       INVESTMENT REPRESENTATION.   Buyer is acquiring the Shares for its own account, for investment purposes only and not with a current view toward, or for resale in connection with, any distribution thereof, nor with any present intention of distributing or selling the Shares, in violation of any applicable securities Laws.

5.6       ACKNOWLEDGMENTS BY BUYER .   Buyer acknowledges that it has conducted to its satisfaction an independent investigation and verification of the financial condition, operations, assets, liabilities, properties and projected operations of each of the Acquired Companies to the extent of the information and documents provided or made available by or on behalf of Seller, and, in making its determination to proceed with the transactions contemplated by this Agreement, has relied only on the results of its own independent investigation and verification and the representations and warranties in §4 of this Agreement, including the Disclosure Schedules.  SUCH REPRESENTATIONS AND WARRANTIES BY SELLER SET FORTH IN THIS AGREEMENT (INCLUDING THE DISCLOSURE SCHEDULE) CONSTITUTE THE SOLE AND EXCLUSIVE REPRESENTATIONS AND WARRANTIES OF SELLER TO BUYER IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY. BUYER UNDERSTANDS, ACKNOWLEDGES AND AGREES THAT ALL OTHER REPRESENTATIONS AND WARRANTIES OF ANY KIND OR NATURE EXPRESSED OR IMPLIED ARE SPECIFICALLY DISCLAIMED BY SELLER.

5.7       FINANCING; SOLVENCY.  Buyer has, and on the Closing Date will have, sufficient funds unconditionally available to it (without the need to obtain any additional bank or other third party financing commitment) to pay to the Base Purchase Price and otherwise to satisfy all of its obligations under this Agreement.  Immediately upon the effectiveness of the Closing, Buyer shall be able to pay its debts as they become due and shall own property which has a fair saleable value greater than the amounts required to pay its debts (including a reasonable estimate of the amount of all contingent liabilities).  Immediately upon the effectiveness of the Closing, Buyer shall have adequate capital to carry on its business.  No transfer of property is being made and no obligation is being incurred by Buyer in connection with the transactions contemplated by this Agreement with the intent to hinder, delay or defraud its present or future creditors.

5.8       NOTICE AND CONSENT.  No notice to, filing with, or authorization, registration, consent or approval of any Governmental Authority or other Person is necessary for the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby by Buyer, except for notices, filings and approvals set forth in §5.8 of the Buyer Disclosure Schedule.

5.9       R&W POLICY.  As of the date hereof, Buyer has procured a representations and warranties insurance policy (the “R&W Policy”) providing for indemnification and reimbursement for damages arising from the breach of representations or warranties of Seller (including, for the avoidance of doubt, the Fundamental Representations) pursuant to the terms set forth therein, and upon terms acceptable to Buyer. The premium paid by Buyer for the R&W Policy is set forth on §5.9 of the Disclosure Schedule.  A true, accurate, correct and complete copy of the R&W Policy has been provided by Buyer to Seller and is attached hereto as Schedule 5.9.

5.10     EXCLUSIVITY OF REPRESENTATION.  The representations and warranties made by Buyer in this §5 are the exclusive representations and warranties made by Buyer.  Buyer hereby disclaims any other express or implied representations or warranties with respect to itself.

6—ADDITIONAL AGREEMENTS.

6.1       NON-COMPETITION; NON-SOLICITATION; NON-DISPARAGEMENT.

(a) NON-COMPETITION.  For a period of five (5) years from the Closing Date (the “Non-Compete Period”), Seller shall not, and shall not authorize any of its employees, agents or respective Affiliates to, engage (whether as a provider of products or services or as an owner, investor, operator, manager, employee, officer, director, consultant, advisor, representative or otherwise), directly or indirectly anywhere in the world in any business that the Acquired Companies conducts as of the Closing Date, other than pursuant to relationships with Buyer or any of its Subsidiaries (any such business, the “Competitive Business”); provided that ownership of less than 1% of the outstanding stock of any publicly-traded corporation shall not be deemed to be engaging solely by reason thereof in any of its business.

(b) NON-SOLICITATION.  As a separate and independent covenant, Seller agrees that, during the Non-Compete Period, without the prior written consent of the Buyer, it shall not, and shall not authorize any of its respective employees, agents or Affiliates to, directly or indirectly:

(i)         solicit, persuade or attempt to persuade, or induce or attempt to induce any Acquired Company Employee or to leave the employ of any Acquired Company or any of their respective Affiliates or violate the terms of their contracts or any employment arrangements with the Buyer or its ultimate parent entity or any of their respective Affiliates, including, without limitation, by offering employment to any such employee during such period; or

(ii)        solicit, persuade or attempt to persuade, or induce or attempt to induce any customer, supplier, vendor, service provider, lessor, licensor or other business relation of any Acquired Company as of the Closing Date into any business relationship that would interfere with the business of the Acquired Company.

(c) NON-DISPARAGEMENT.  As a separate and independent covenant, Seller agrees that, during the Non-Compete Period, it shall not, and shall not authorize any of its respective employees, agents or Affiliates to, directly or indirectly, disparage (A) any Acquired Company or (B) any of the officers, directors, principals or employees of any Person referenced in clause (A).

(d) EXTENSION FOR BREACH.  For any Party in breach, the Non-Compete Period shall be extended by the length of any period during which such Party is in breach of the terms of this §6.1.

(e) ENFORCEMENT.  If the final judgment of a court of competent jurisdiction declares that any term or provision of this §6.1 is invalid or unenforceable, the Parties agree that the court making the determination of invalidity or unenforceability shall have the power to reduce the scope, duration, or area of the term or provision, to delete specific words or phrases, or to replace any invalid or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be enforceable as so modified after the expiration of the time within which the judgment may be appealed.

(f) ACKNOWLEDGMENT. Seller acknowledges and agrees that it has independently consulted with its respective counsel and after such consultation agree that (i) the covenants set forth in this §6.1 (including with respect to subject matter, time period and geographical area) are reasonable and proper and are necessary to protect Buyer’s interest in, and value of, the business of the Company (including the goodwill inherent therein), (ii) the Company and Seller are primarily responsible for the creation of such value, and (iii) the Buyer would not have consummated the transactions contemplated hereby without the restrictions contained in this §6.1.

6.2       FINANCIAL STATEMENTS.  Seller and its Affiliates shall provide such financial statements and information of the Acquired Companies (audited or unaudited, as the case may be) related to the pre-Closing period with the cost thereof to be paid by Buyer or an Affiliate thereof, at such times, as Buyer reasonably requires to timely comply with its and its Affiliates’ obligations under Rules 3-05 and 1-02(w) of Regulation S-X and shall cooperate reasonably with Buyer in connection with those statements and information.

6.3       RELEASE.  Seller releases and forever discharges each Acquired Company, all of their Subsidiaries, and  their respective directors, officers, agents, equityholders and employees from any and all of the following to the extent arising prior to the Closing Date: claims, suits, demands, causes of action, contracts, covenants, obligations, debts, costs, expenses, attorneys’ fees and liabilities, of whatever kind or nature, in law or in equity, by statute or otherwise, whether now known or unknown, vested or contingent, suspected or unsuspected, and whether or not concealed or hidden, which have existed or may have existed, or which do exist, through the Closing Date, except those arising under this Agreement.

6.4       EXIT AGREEMENT SALE BONUSES.  For purposes of this Agreement, the Closing Sale Bonuses shall be treated as Transaction Expenses payable at Closing; provided, however, that each recipient of a Closing Sale Bonus shall have executed and delivered and not revoked for a period of seven (7) days after delivery thereof a release in favor of Seller prior to delivery of payment of a Closing Sale Bonus.  Payment of a Closing Sale Bonus shall be paid promptly after the expiration of such revocation period.  For purposes of this Agreement, in connection with the releases of each of the Price Adjustment Escrow Amount, the Indemnity Escrow Amount and the Special Escrow Amount (or any portion thereof):

(i)         before the release date for such release, Seller shall inform Buyer in writing of the amount of the Deferred Sale Bonuses payable to each person pursuant to such person’s Exit Agreement that is payable upon each release of such escrow to be released to Seller (if any) (including the employer portion of any employment, payroll, social security, unemployment or withholding Taxes related to such amounts);

(ii)        Buyer and Seller shall include in the written instructions to the Escrow Agent with respect to each release of such escrow instructions to remit to the Company, on the Seller’s behalf (such amounts to be treated as though they had been released to Seller and then delivered by Seller to the Company for payment to the persons entitled to receive Deferred Sale Bonuses in connection with such release), the aggregate of all amounts of the Deferred Sale Bonuses payable to each person pursuant to such person’s Exit Agreement that is payable upon such release of such escrow (including the employer portion of any employment, payroll, social security, unemployment or withholding Taxes related to such amounts); and

(iii)       Buyer shall cause the Company to pay the applicable Deferred Sale Bonus to each person pursuant to such person’s Exit Agreement that is payable upon such release of such escrow (subject to applicable Tax withholdings, which, together with the employer portion of any employment, payroll, social security, unemployment or withholding Taxes related to such amounts, shall be remitted to the applicable Tax authorities).

7—POST-CLOSING COVENANTS.  The covenants contained in this §7 shall govern the period following the Closing.

7.1       GENERAL.  In case at any time after the Closing any further action is necessary or desirable to complete the transactions contemplated hereby, the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party may request, all the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification for such costs and expenses under §8 below).

7.2       INSURANCE MATTERS; D&O INDEMNITIES.

7.2.1    SURVIVAL.  Subject to Seller performing in full its obligations under §7.2.2, to the fullest extent not prohibited by applicable Law, from and after the Closing Date, all rights to indemnification now existing in favor of officers and directors of any of the Acquired Companies with respect to their activities as such prior to or on the Closing Date, as provided in such Acquired Company’s articles of incorporation, bylaws, other Organizational Documents or indemnification agreements, in each case, that are (a) in effect on the date of such activities or otherwise in effect on the date hereof and (b) have been provided or made available to Buyer as of the date hereof, shall survive the Closing and shall continue in full force and effect for a period of not less than six (6) years from the Closing Date, provided that, in the event any claim or claims are asserted or made within such six (6) year period, all such rights to indemnification in respect of any claim or claims shall continue until final disposition of such claim or claims.

7.2.2    MAINTAIN INSURANCE.  For a period of six (6) years after the Closing Date, Seller shall maintain, at the expense of the Seller, directors’ and officers’ liability insurance policies for each of the Acquired Companies that provide coverage in scope and amount equivalent to those maintained by the Acquired Companies prior to the Closing Date for the benefit of those Persons who are currently covered by such policies on terms no less favorable than the terms of such current insurance coverage, for the purpose of insuring the obligations of the Acquired Companies with respect to periods prior to the Closing Date as described in §7.2.1.

7.2.3    EXCULPATORY PROVISIONS.  Buyer shall not, and shall not permit any Acquired Company to, amend any of the Acquired Company’s articles of incorporation, bylaws, other Organizational Documents or contracts, in each case, that have been provided or made available to Buyer as of the date hereof, to reduce or eliminate the benefits contemplated by §7.2.1 or of any exculpatory provisions applicable to any past or current officer or director of any Acquired Company.

7.2.4    THIRD PARTY BENEFICIARY7.2.5  .  The provisions of §7.2 are intended to be for the benefit of, and shall be enforceable by, the directors or officers of each of the Acquired Companies and their respective heirs, executors or administrators and other representatives.

7.3       LITIGATION SUPPORT.  In the event and for so long as any Acquired Company actively is contesting or defending against any Proceeding in connection with any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction on or prior to the Closing Date involving any of the Acquired Companies, each of the other Parties will cooperate with the contesting or defending Person and such Party’s counsel in the contest or defense, make available personnel, and provide such testimony and access to Books and Records as shall be necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending Person (unless the contesting or defending Person is entitled to indemnification therefor under §8 below).

8—REMEDIES FOR BREACHES OF THIS AGREEMENT.

8.1       SURVIVAL.  The Parties, intending to contractually shorten the applicable statute of limitations, agree that (i) all representations and warranties stated in or made pursuant to this Agreement (with the exception of Fundamental Representations) shall expire on the date that is twelve (12) months following the Closing Date (“Survival Period”), and (ii) all Fundamental Representations stated in or made pursuant to this Agreement shall survive the Closing until the date that is ninety (90) days after the date that is six (6) years following the Closing Date (“Fundamental Survival Period”).  Notwithstanding the foregoing, the representations and warranties stated in or made pursuant to §4.10 (Tax Matters) and the representations and warranties stated in or made pursuant to §4.12 (Environmental, Health and Safety Matters) shall survive for a period of ninety (90) days following expiration of the statutes of limitations applicable to the Taxes, Tax Returns, Environmental, Health, and Safety Requirements, or other matters to which such Fundamental Representations relate (taking into account any applicable extension or tolling thereof) (“Tax and Environmental Survival Period”). Any covenants or obligations of the Parties set forth in this Agreement that by their terms are to be performed after Closing will survive in accordance with their respective terms.

8.2       INDEMNIFICATION.

8.2.1    OF BUYER.  After the Closing, subject to the terms, conditions and limitations of this §8, Seller shall indemnify Buyer and each of its Affiliates (including the Acquired Companies) and their respective employees, officers, directors, managers, equity holders, agents and advisors (the “Buyer Indemnitees”) and hold each of them harmless from and against any and all Losses incurred or paid by them and resulting or arising out of (i) the failure or breach of any of the representations and warranties made by Seller in this Agreement or in any certificate relating hereto that is delivered to Buyer by or on behalf of Seller pursuant to this Agreement, (ii) a breach by Seller of any of its covenants or agreements in this Agreement, (iii) any Company Indebtedness incurred through the Closing Date (to the extent not paid at or prior to Closing or such amount did not reduce the Base Purchase Price) other than Indebtedness incurred by Buyer at or after Closing, (iv) any Closing Transaction Expenses (to the extent not paid at or prior to Closing or such amount did not reduce the Base Purchase Price), (v) any Liability, or loss of a Tax deduction, under, or as a result of the application of, Section 280G of the Code, unless such Liability or loss of a Tax deduction is caused by an action taken by Buyer, either before or on Closing, to create a right to a payment which is treated as contingent on a change in ownership or control pursuant to Section 280G of the Code and the regulations promulgated thereunder and such right of payment is different from the salary and bonus payments disclosed to Seller before the Closing and assuming that the employee’s role within the Company has not changed), (vi) any Pre-Closing Taxes (net of any such Taxes which are reflected on the Final Statement, as finally determined (to the extent of such adjustment)), but excluding any withholding or other Taxes imposed on the dividend declared by Enstar on December 14, 2018 payable to the Company contemplated in §3.2.3(p), and (vii) those Liabilities set forth on SCHEDULE 8.2.1(vii) (collectively, “Buyer Losses”).  In the event of a Buyer Loss, Buyer is the “Indemnified Party” under this Agreement and Seller is referred to as the “Indemnifying Party” under this Agreement.

8.2.2    OF SELLER.  After the Closing, subject to the terms, conditions and limitations of this §8, Buyer shall indemnify Seller from and against any and all Losses incurred or paid by it and resulting or arising out of (i) the failure or breach of any of the representations and warranties made by Buyer in this Agreement, or (ii) a breach by Buyer of any of its covenants in this Agreement (collectively, “Seller Losses”).  In the event of a Seller Loss, Buyer is the “Indemnifying Party” under this Agreement, and Seller is referred to as the “Indemnified Party” under this Agreement.

8.3       LIMITATIONS.

8.3.1    DETERMINATION OF LOSSES.  All Losses hereunder shall be determined net of any Third-Party Awards. For purposes of §8.2.1, with respect to each representation and warranty contained in this Agreement that is subject to a “materiality,” “material,” “Company Material Adverse Effect,” “in all material respects” or similar qualification, any such qualification shall be disregarded for purposes of determining whether a breach of such representation, warranty, covenant or agreement has occurred and for calculating the amount of any Buyer Loss that is subject to indemnification hereunder.

8.3.2    EXCLUSIVITY.  The remedies available under this §8 and the ClearLight Agreement shall be the exclusive remedies for any Losses resulting from or arising out of (i) any breach of any representation, warranty or covenant under this Agreement or (ii) the transactions contemplated hereby;  provided,  however, that neither the foregoing nor anything else contained in this Agreement shall limit (whether a temporal limitation, a dollar limitation or otherwise) a Party’s remedies (I) in the case of (a) Fraud, or (b) intentional breach of a representation,  warranty or a covenant of the Acquired Companies or Seller, or (II) in respect of the pursuit of equitable remedies, including injunctive relief and specific performance.

8.3.3    DUTY TO MITIGATE. An Indemnified Party shall take commercially reasonable steps to mitigate all indemnifiable Losses upon and after becoming aware of any event or circumstance that could give rise to any such Losses.  With respect to Losses that are not excluded under the R&W Policy, once the Retention (as that term is defined in the R&W Policy) has been met, Buyer shall not be entitled to recover such Losses under this §8 unless and until Buyer has used commercially reasonable efforts to recover such Losses under the R&W Policy.

8.3.4    DEDUCTIBLE.  Notwithstanding anything to the contrary contained herein but subject to this §8.3.4, only when aggregate Buyer Losses from any claims pursuant to clause (i) of the first sentence of §8.2.1 (which must be set forth in a notification in accordance with §8.4.1) exceed $288,117 (the “Deductible Amount”) may Buyer Indemnitees recover for any claim, demand or request for payments pursuant to clause (i) of the first sentence of §8.2.1, and in such case Buyer shall, subject to the limitations contained herein, be entitled to indemnification for the amount of all such Losses representing claims after deducting the Deductible Amount. Notwithstanding the foregoing, Buyer Losses resulting from Seller’s breach of any of its Fundamental Representations or Seller’s Fraud shall not be subject to the Deductible Amount.

8.3.5    CAP.  Seller shall not have any responsibility for indemnification claims made pursuant to clause (i) of the first sentence of §8.2.1 in an aggregate amount in excess of $288,117 (the “Cap”), provided, that the Cap shall not apply to claims for indemnification in respect of breach of any Fundamental Representations, claims for indemnification pursuant to the matters set forth in §8.2.1(ii)-(vii), or claims arising out of or based upon Fraud.  In the case of breaches of Fundamental Representations (other than the representations and warranties stated in or made pursuant to §4.10), Seller shall not have any responsibility under this §8 in an aggregate amount in excess of the sum of (i) Base Purchase Price plus (ii) any Payoff Letter Company Indebtedness or Closing Transaction Expenses that are payable, or paid, to Seller, ClearLight or any of their Affiliates (including any amounts payable pursuant to the Amended and Restated Management Agreement, dated January 1, 2013, as amended by the First Amendment to Amended and Restated Management Agreement, dated August 28, 2018, by and among the Company, Seller, and ClearLight Partners Management II, LLC) pursuant to this Agreement or in connection with the transactions contemplated hereby.

8.3.6       CLAIM REQUIRED TO BE MADE PRIOR TO END OF APPLICABLE SURVIVAL PERIOD.  For a Party to be indemnified under the provisions of this Agreement for a breach of a representation or warranty, such Party must deliver the written notice referred to in §8.4.1 below, prior to the expiration of the Survival Period, the Fundamental Survival Period, or the Tax and Environmental Survival Period (as applicable), it being understood that so long as such written notice is delivered on or prior to such date, such representations or warranties to which a claim of breach relates shall continue to survive until such matter is resolved.  Failure to so deliver such written notice with respect to any breach of a representation or warranty prior to the expiration of the Survival Period, the Fundamental Survival Period, or the Tax and Environmental Survival Period (as applicable) shall result in the applicable Party’s loss of the right to indemnification hereunder.

8.4       INDEMNIFICATION PROCEDURES.

8.4.1    WRITTEN NOTICE.  At any time after an Indemnified Party incurs a Loss or Losses, learns of facts that could support a claim for indemnification hereunder, or receives notice of the assertion of any claim, issuance of any Order or the commencement of any Proceeding by any Person who is not a Party or an Affiliate of a Party, including any domestic or foreign court or Governmental Authority, against such Indemnified Party, including, without limitation, any claim by a third-party described in §8.4.3, in each case, which might give rise to indemnification hereunder, the Indemnified Party shall deliver to the Indemnifying Party (and, if the Indemnified Party is Buyer, to the Escrow Agent) a written notice specifying in reasonable detail the basis for such claim, the facts pertaining thereto and, if known and quantifiable, the amount thereof.

8.4.2    DENIAL OF OBLIGATION TO INDEMNIFY.  In case the Indemnifying Party shall object to the indemnification of an Indemnified Party in respect of any claim or claims specified in written notice and/or object to the Indemnified Party’s estimate of the amount of an indemnifiable Loss specified therein, the Indemnifying Party shall, within thirty (30) days after receipt by the Indemnifying Party of such written notice, deliver to the Indemnified Party (and, if the Indemnifying Party is Seller, to the Escrow Agent) a written notice to such effect.  The Indemnifying Party and the Indemnified Party shall, within the thirty (30) day period beginning on the date of receipt by the Indemnified Party of such written objection, attempt in good faith to agree upon the rights of the respective parties with respect to each of such claims (and/or the estimated amount thereof) to which the Indemnifying Party shall have so objected.  If the Indemnified Party and the Indemnifying Party succeed in reaching agreement with respect to such matters, the Indemnified Party and the Indemnifying Party shall promptly prepare and sign a memorandum setting forth such agreement, and a true and correct copy shall be delivered to the Escrow Agent by the Indemnified Party. If the Indemnified Party and the Indemnifying Party fail to reach an agreement with respect to such matters during the relevant thirty (30) day period, then either Party may commence a Proceeding for final determination of such matters.

8.4.3    THIRD-PARTY CLAIMS.

(a) If Buyer is entitled to indemnification under §8.2.1 for Buyer Losses arising from, relating to or constituting any Proceeding instituted by any third party (any such third-party Proceeding  being referred to as a “Third-Party Action”), Buyer shall give Seller prompt written notice of the commencement of such Third-Party Action.  To the extent practicable and permitted, the complaint or other papers pursuant to which the third party commenced such Third-Party Action shall be attached to such written notice.  The failure to give prompt written notice will not affect Buyer’s right to indemnification unless such failure has materially and adversely prejudiced Seller’s ability to defend successfully such Third-Party Action.

(b) Other than with respect to any Third-Party Action for which Buyer seeks recovery under the R&W Policy for which the insurer under the R&W Policy shall have the right to directly or indirectly control the defense thereof, Seller may participate in, and, to the extent Seller desires, at any time assume the defense of such Third-Party Action with attorneys retained by Seller, subject to the limitations set forth in §8.4.3(c).  The cost of such defense assumed by Seller shall be paid by Seller.  Upon and after notice from Seller to Buyer of its election to assume the defense of such Third-Party Action, Buyer shall not have the right to be indemnified under this §8 for any legal or other expenses incurred by Buyer in connection with the defense thereof; provided,  however, that Buyer shall be entitled at any time, at its own cost and expense, to participate in such defense and to be represented by attorneys of its own choosing.  At the expense of Seller, Buyer shall cooperate in the conduct of such defense to the extent reasonably requested by Seller in the contest and defense of such Third-Party Action, including but not limited to providing reasonable access (upon reasonable notice) to the Books and Records and employees of the Acquired Companies if relevant to the defense of such Third-Party Action. In the event Seller assumes the defense of a Third-Party Action, Seller shall keep Buyer apprised of the status of any Third-Party Action for which it has assumed the defense, shall furnish Buyer with all documents and information that Buyer reasonably requests, and shall consult with Buyer prior to acting on major matters, including settlement discussions. If Seller does not assume the defense of a Third-Party Action, Buyer shall be entitled to conduct its own defense and to be represented by attorneys of its own choosing, and cost and expense thereof shall be indemnified from the Indemnity Escrow Amount as provided herein.

(c) Notwithstanding anything to the contrary in this §0, Buyer shall have the right to assume control of the defense, and Seller shall not have the right to assume control of the defense, if the Third-Party Action which Seller seeks to assume control of: (1) seeks non-monetary relief; (2) involves criminal or quasi-criminal allegations; (3) is one in which Seller and a Buyer Indemnitee are both named in the complaint; (4) could reasonably be expected to adversely affect the Taxes of a Buyer Indemnitee for a taxable period (or portion thereof) beginning after the Closing Date; or (5) involves a claim for which an adverse determination would have an adverse effect on a Buyer Indemnitee’s reputation or future business prospects.  Furthermore, Seller shall not be entitled to control, and Buyer shall be entitled to have sole control over, the defense of any Third-Party Action if at any time any of the following conditions are not satisfied: (i) Seller shall have acknowledged, or if requested by Buyer confirmed, in writing that it shall be fully responsible for all Losses relating to, and costs of defending, such Third-Party Action without giving effect to any of the limitations set forth in this Agreement; (ii) Seller is diligently defending such Third-Party Action; (iii) the Losses claimed in such Third-Party Action are less than the remaining Indemnity Escrow Amount less all amounts subject to other pending but unresolved indemnification claims; and (iv) there does not exist a conflict of interest between Seller and any Buyer Indemnitee that, in the reasonable judgment of Buyer, cannot be waived, other than a conflict of interest arising solely from the obligation to indemnify.  The fees and expenses of counsel to the Indemnified Party with respect to a Third-Party Action shall be considered Losses for purposes of this Agreement.

(d) The Buyer Indemnitees shall have the right to compromise and settle a Third Party Action, where such settlement or compromise may result in Losses which are indemnifiable by Seller, without the consent of Seller, recognizing that the determination of whether such Losses are indemnifiable by Seller shall be determined in separate negotiations or Proceedings. Seller may not concede, settle or compromise any Third-Party Action without the prior written consent of Buyer, which consent Buyer shall not unreasonably withhold or delay if the proposed settlement (i) does not involve the imposition of an injunction or other equitable relief on any Buyer Indemnitee, (ii) expressly and unconditionally releases the Buyer Indemnitees from all Liabilities with respect to such Third-Party Action (and all other claims arising out of the same or similar facts and circumstances), with prejudice, (iii) does not include a provision for Losses or potential Losses not fully covered by the R&W Policy or in excess of the then-remaining Indemnity Escrow Amount less all amounts subject to other pending but unresolved indemnification claims, and (iv) is not reasonably expected to have a material adverse effect on the affected business of any Buyer Indemnitee.

8.4.4    AGREED CLAIMS.  Claims for Losses specified in any written notice to which no Indemnifying Party shall object in writing within thirty (30) days of receipt of such written notice and claims for Losses covered by a memorandum of agreement of the nature described in §8.4.2 are hereinafter collectively referred to as “Agreed Claims.” Within five (5) Business Days of the determination of the amount of any Agreed Claims for which Buyer is entitled to indemnification hereunder, Buyer shall prepare, and Buyer and Seller shall each execute and deliver, a joint written instruction to the Escrow Agent directing the Escrow Agent to pay Buyer the amount of such Agreed Claim from the available funds (as determined pursuant to the Escrow Agreement) from the Indemnity Escrow Amount.  If the value of the Agreed Claim is in excess of the then-current Indemnity Escrow Amount, then the amount payable to Buyer shall be the balance of the then-available funds in the Indemnity Escrow Amount and Buyer shall thereafter make a claim for recovery under the R&W Policy for the remainder of the Agreed Claim (other than in the case of Agreed Claims in respect of breaches of any Fundamental Representations, in respect of the matters set forth in §8.2.1(ii)-(vii), or arising out of or based upon Fraud).  Within ten (10) days of the determination of the amount of any Agreed Claims for which Seller is entitled to indemnification hereunder, Buyer shall pay an amount equal to the Agreed Claim by wire transfer in immediately available funds to Seller.

8.4.5    SOURCE OF PAYMENT.  Any Losses indemnifiable pursuant to clause (i) of the first sentence of §8.2.1 that are recoverable by Buyer will be recovered subject to, and in accordance with, the following:  (i) first, such Losses will be recovered exclusively from the Indemnity Escrow Amount or, if applicable, the Special Escrow Amount; (ii) second, such Losses will be recovered, from claims for recovery under the R&W Policy; and (iii) third, such Losses will be recovered from Seller.  The Indemnity Escrow Amount and, if applicable, the Special Escrow Amount shall be used solely to satisfy such indemnification obligations for which Seller is liable and all such indemnification obligations will be satisfied out of the Indemnity Escrow Amount or, if applicable, the Special Escrow Amount prior to being satisfied out of any other funds of Seller.  For the avoidance of doubt and notwithstanding anything to the contrary contained in this Agreement, except for claims for indemnification in respect of breach of any Fundamental Representations, claims for indemnification pursuant to the matters set forth in §8.2.1(ii)-(vii), or claims for breaches arising out of or based upon Fraud, a claim for recovery against the then-remaining Indemnity Escrow Amount or, if applicable, the Special Escrow Amount and the R&W Policy will be the sole and exclusive recourse and remedy of Buyer for any Losses under §8, or for Losses arising out of or related to any breach of or inaccuracy in any statement made in any certificate relating thereto that is delivered to Buyer by or on behalf of Seller pursuant to this Agreement.

8.4.6    NO DOUBLE RECOVERY.  Notwithstanding any contrary provision hereof, Buyer shall be entitled only to one recovery of Buyer Losses indemnified hereunder.  Without limiting the foregoing, Buyer’s indemnification rights pursuant to this §8 with respect to any Buyer Losses shall be reduced to the extent that such Buyer Losses have already been reflected in the Final Statement and the payments by Seller to Buyer pursuant to Section 3.3 relating thereto have actually been received by Buyer.

8.4.7    NATURE OF INDEMNIFICATION PAYMENTS.  The Parties agree that any amounts payable pursuant to an indemnification claim under §8 shall be deemed a modification to the Base Purchase Price to the extent permitted by Law.

8.5       INDEMNITY ESCROW MATTERS.  Except to the extent of any claims for Buyer Losses made against the Indemnity Escrow Amount pursuant to this §8 are then still pending, the Indemnity Escrow Amount shall be released by the Escrow Agent to Seller upon the date that is twelve (12) months and one (1) day following the Closing Date (the “Indemnity Escrow Release Date”) pursuant to and in accordance with the terms of this Agreement and the Escrow Agreement.  The Indemnity Escrow Amount shall be maintained and disbursed by the Escrow Agent pursuant to and in accordance with the terms hereof and the Escrow Agreement.  All interest income and other earnings from the Indemnity Escrow Amount shall be the property of Seller.  Distributions of any amounts from the Indemnity Escrow Amount shall be governed by the terms and conditions of this Agreement and the Escrow Agreement.  On the Indemnity Escrow Release Date, the Escrow Agent shall, pursuant to the Escrow Agreement, release the Released Indemnity Escrow Funds to Seller.  For purposes of this Agreement, “Released Indemnity Escrow Funds” means the Indemnity Escrow Amount, minus (i) any disbursements to Buyer made prior to the Indemnity Escrow Release Date in accordance with this Agreement and the Escrow Agreement, minus (ii) the aggregate amount of claims against the Indemnity Escrow Amount for Buyer Losses pursuant to this §8 that remain pending on the Indemnity Escrow Release Date.  With respect to any pending claims referred to in the preceding sentence, promptly following resolution of any such claims, the amount, if any, of such claim that has not been paid to Buyer in connection with such resolution, and which would have been paid to Seller if the claim had been resolved prior to the Indemnity Escrow Release Date, will be released to Seller by the Escrow Agent pursuant to the Escrow Agreement.

8.6       SPECIAL ESCROW MATTERS.  The Special Escrow Amount shall be used solely to satisfy amounts payable to Buyer pursuant to Buyer Losses for claims pursuant to §8.2.1(vi) and (vii). Except to the extent of any claims for Buyer Losses made against the Special Escrow Amount pursuant to this §8 are then still pending, the Special Escrow Amount shall be released by the Escrow Agent to Seller upon the date that is ninety (90) days following expiration of the applicable statute of limitations as set forth in SCHEDULE 8.6 attached hereto (each, “Special Escrow Release Date”) pursuant to and in accordance with the terms of this Agreement and the Escrow Agreement.  The Special Escrow Amount shall be maintained and disbursed by the Escrow Agent pursuant to and in accordance with the terms of hereof and the Escrow Agreement.  All interest income and other earnings from the Special Escrow Amount shall be the property of Seller.  Distributions of any amounts from the Special Escrow Amount shall be governed by the terms and conditions of this Agreement and the Escrow Agreement.  On the Special Escrow Release Date, the Escrow Agent shall, pursuant to the terms hereof and the Escrow Agreement, release the Released Special Escrow Funds to Seller.  For purposes of this Agreement, “Released Special Escrow Funds” means the Special Escrow Amount, minus (i) any disbursements to Buyer made prior to the Special Escrow Release Date in accordance with this Agreement and the Escrow Agreement, minus (ii) the aggregate amount of claims against the Special Escrow Amount for Buyer Losses pursuant to this §8 that remain pending on the Special Escrow Release Date.  With respect to any pending claims referred to in the preceding sentence, promptly following resolution of any such claims, the amount, if any, of such claim that has not been paid to Buyer in connection with such resolution, and which would have been paid to Seller if the claim had been resolved prior to the Special Escrow Release Date, will be released to Seller by the Escrow Agent pursuant to the Escrow Agreement.

9—TAX COVENANTS.

9.1       TAX RETURNS.  To the extent not prepared and filed in advance of the Closing Date, Seller shall prepare and file or cause to be prepared and filed all Tax Returns with the appropriate federal, state, local and foreign Tax authorities relating to the Acquired Companies for periods ending on or prior to the Closing Date.  All such Tax Returns shall be prepared in accordance with past practice, unless otherwise required by applicable Law.  Seller shall allow Buyer to review and comment upon without undue delay any Tax Return prepared by Seller pursuant to this §9.1 at any time during the twenty (20) day period immediately preceding the filing of such Tax Return, and Seller shall consider any such comments in good faith. Buyer shall prepare and file, or cause to be prepared and filed, all Straddle Tax Returns required to be filed by the Acquired Companies and Buyer shall cause the Acquired Companies to pay the Taxes shown to be due thereon.  Buyer shall allow Seller to review and comment upon without undue delay any Tax Return prepared by Buyer pursuant to this §9.1 at any time during the twenty (20) day period immediately preceding the filing of such Tax Return, and Buyer shall consider any such comments in good faith.  Upon completion of the respective Tax Returns attributable to the periods ending on or prior to the Closing Date and the Straddle Tax Returns, (a) if the Pre-Closing Taxes due with respect to such Tax Returns exceed the Pre-Closing Taxes included as “Closing Company Indebtedness” in the Final Statement, Seller shall promptly pay such excess to the Buyer; and (b) if the Pre-Closing Taxes due with respect to such Tax Returns  are less than the Pre-Closing Taxes included as “Closing Company Indebtedness” in the Final Statement, Buyer shall promptly pay to Seller any such difference; provided,  that, Seller or Buyer (as the case may be) may set off any such payment to the other Party against amounts payable to them by the other Party pursuant to Section 3.3 that not actually been received by such Party. The amount of Taxes reflected in the Final Statement shall be adjusted to reflect any payments with respect to Taxes in accordance with §9 for purposes of §8 hereof.

9.2       ALLOCATION IN STRADDLE PERIOD.  In the case of any Straddle Period, the portion of any Tax that is attributable to the Pre-Closing Tax Period shall be:  (A) in the case of income Taxes or Taxes resulting from, or imposed on, sales, receipts, profits, use, transfers or assignments of property, or wages, withholdings, or other payments, the amount that would be payable for such period determined as if the applicable Acquired Company filed a Tax Return for the portion of the

Straddle Period ending on (and including) the close of business on the Closing Date as the last day of the Pre-Closing Tax Period, based upon an interim closing of the books of such Acquired Company as of the close of business on the Closing Date (and for such purpose, the taxable period of any controlled foreign corporation, partnership or other pass-through entity in which such Acquired Company holds a beneficial interest shall be deemed to terminate at such time), except that exemptions, allowances, or deductions that are calculated on an annual basis will be prorated on the basis of the number of days in the annual period elapsed through the Closing Date as compared to the number of days in the annual period elapsing after the Closing Date; and (B) in the case of all other Taxes, an amount equal to (1) the amount of Taxes for the entire Straddle Period multiplied by (2) a fraction, (y) the numerator of which is the number of calendar days in the portion of the Straddle Period ending on (and including) the Closing Date as the last day of the Pre-Closing Tax Period and (z) the denominator of which is the number of calendar days in the entire Straddle Period.

9.3       ASSISTANCE.  Seller and Buyer will each provide the other, and subsequent to the Closing, Buyer will cause the Acquired Companies to provide Seller, with such assistance as may reasonably be requested in connection with the preparation of any Tax Return, any audit or other examination by any Tax Authority, or any judicial or administrative proceedings relating to liability for Taxes, and each will retain and provide the requesting party with any records or information that may be reasonably relevant to such return, audit or examination, proceedings or determination.  The Party requesting assistance will reimburse the other Party for reasonable out-of-pocket expenses (other than salaries or wages of any employees of the Parties) incurred in providing such assistance.  Any information obtained pursuant to this §9.3 or pursuant to any other portion of this §9 providing for the sharing of information or the review of any Tax Return or other schedule relating to Taxes will be kept confidential by the Parties.

9.4       RECORDS.  Buyer and the Acquired Companies will maintain all Tax records, working papers and other supporting financial records and documents relating to the Tax Returns filed by the Acquired Companies for all open years.  Such Tax Returns will be delivered to and maintained by Buyer for a period of six years after the Closing, and Buyer will make the same available to Seller or its agents at reasonable times for inspection and copying.

9.5       CERTAIN TAXES.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement, shall be paid by Seller when due, and Seller will at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Buyer will join in the execution of any such Tax Returns and other documentation.

9.6       REFUNDS AND CREDITS; TAX BENEFITS.  The Buyer shall pay or shall cause each Acquired Company to pay to Seller (for the account of Seller) the amount of all Tax refunds that are paid to such Acquired Company for all Pre-Closing Tax Periods, net of any out-of-pocket costs and Taxes attributable to receiving, attempting to receive, retaining, or attempting to retain such refund (a “Pre-Closing Tax Refund”), within ten (10) days after such Acquired Company receives such refund; provided,  however, that in no event shall this §9.6 require that Buyer or the Acquired Companies make any payment of any Pre-Closing Tax Refund (and such Pre-Closing Tax Refund shall be for the benefit of Buyer) (i) that results from the payment of Taxes with respect to a Pre-Closing Tax Period made on or after the Closing Date to the extent (X) Buyer was not indemnified or otherwise reimbursed for such Taxes or (Y) such Taxes were not reflected in the Final Statement, as finally determined, or (ii) that gives rise to a payment obligation by Buyer or the Acquired Companies to any Person under applicable Laws or pursuant to a provision of a contract or other agreement entered into (or assumed) prior to the Closing. Further, all Tax refunds not described in the previous sentence shall be for the account of the applicable Company (and not for the account of Seller).  Refunds for Straddle Periods shall be computed and apportioned in a manner consistent with §9.2.  In the event that any portion of any amount paid pursuant to this §9.6 to Seller shall subsequently be challenged successfully by any Governmental Authority, Seller shall repay such amount to the Buyer.

9.7       END OF TAXABLE YEAR.  Buyer shall cause the Tax year of the Company to close as of the end of the Closing Date for U.S. federal income Tax purposes by including the Company on Buyer’s consolidated Tax Return after the Closing Date.  The Parties agree that all items accruing on the Closing Date shall be allocated to the Company’s taxable period ending on the Closing Date pursuant to Treasury Regulations Section 1.1502-76(b)(1)(ii)(A)(1) (and not pursuant to the “next day” rule under Treasury Regulations Section 1.1502-76(b)(1)(ii)(B) or pursuant to the ratable allocation method under Treasury Regulations Section 1.1502-76(b)(2)(ii) or 1.1502-76(b)(2)(iii)).

9.8       TAX CONTESTS.  Buyer agrees to give prompt notice to Seller of any assertion of any claim, or the commencement of any suit, action or proceeding in respect of which indemnity may be sought hereunder, or the commencement of any audit with respect to any Tax period for an Acquired Company ending on or before the Closing Date (any such suit, action, proceeding or audit, a “Tax Contest”), specifying with reasonable particularity the basis therefor, and will give Seller such information with respect thereto as Seller may reasonably request.  Seller shall, at its election and expense, have the right to control the Tax Contest if (i) the Tax Contest relates solely to a Tax period ending on or before the Closing Date and (ii) Seller shall have acknowledged, or if requested by Buyer confirmed, in writing that any Losses and costs of prosecuting relating to such Tax Contest are entirely subject to indemnification, or otherwise to be borne, by Seller pursuant to this Agreement; provided,  however, that Seller shall keep Buyer informed regarding such Tax Contest on a timely basis, shall consult with Buyer in advance of filings, discussions and meetings, shall afford Buyer the opportunity to review any submissions and provide Buyer with final copies of such submissions and shall allow Buyer to participate in any such Tax Contest, including in any meetings with a Governmental Authority or other proceedings; provided,  further, that Seller shall not agree to any settlement or other disposition of any such Tax Contest without Buyer’s prior written consent, which consent shall not be unreasonably withheld or delayed.  In all other instances, Buyer shall, at Seller’s expense to the extent Seller is obligated hereunder, without prejudice to its rights to indemnification contained herein, conduct the defense of any Tax Contest, but Seller may, at its own expense, participate in any such Tax Contest to the extent permitted by applicable Law; provided, that, Buyer may settle or agree to another disposition of any such Tax Contest without Seller’s consent, recognizing that the determination of whether any related Losses are indemnifiable by Seller shall be determined in separate negotiations or proceedings.  Prior to settling or agreeing upon any disposition of any such Tax Contest, Buyer shall consult with Seller regarding such Tax Contest for a period of not less than ten (10) days, after which Buyer may settle or otherwise dispose of such Tax Contest on terms Buyer determines. Failure to notify Seller of a Tax Contest or to allow Seller to control a Tax Contest in accordance with this §9.8 shall not relieve Seller of its obligations under this Agreement, except to the extent Seller’s liability under this Agreement is actually and materially adversely affected as a result thereof.  This §9.8 and not §8.4.3 shall control all Tax Contests.

9.9AMENDMENT TO PRE-CLOSING TAX PERIOD TAX RETURN.  Except as provided in §9.6 or as required by Law, none of Buyer, the Acquired Companies or any of their Affiliates shall amend, refile or otherwise modify any Tax election or Tax Return with respect to any Pre‑Closing Tax Period of any Acquired Company if such amendment, refiling, or modification would have an adverse and material effect on Seller without (i) providing the Seller with at least thirty (30) days’ advance written notice thereof, together with an explanation of the reason(s) for the amendment, refiling or modification and (ii) the prior written consent of Seller, which shall not be unreasonably withheld, conditioned or delayed by Seller.

10—MISCELLANEOUS.

10.1     CONFIDENTIALITY. From and after the date of this Agreement, Seller and its Affiliates agree to treat and hold as confidential all of Buyer’s and the Acquired Companies’ trade secrets, processes, patent applications, products, brands (including, without limitation, product specifications, recipes, formulas or manufacturing processes), product development, price, customer and supplier lists, pricing and marketing plans, policies and strategies, details of contracts, operation methods, supplier information and relationships, product development techniques, business acquisition plans, new personnel acquisition plans and all other confidential or proprietary documents and information relating to the business and affairs of Buyer and the Acquired Companies, including without limitation, any notes, analyses, compilations, studies, forecasts, interpretations or other documents that are derived from, contain, reflect or are based upon any such information and the organizational documents and other corporate records and information of Buyer and the Acquired Companies (the “Confidential Information”), and shall refrain from using any Confidential Information except in connection with this Agreement, and shall deliver promptly to Buyer, at Buyer’s request, any Confidential Information (and all copies thereof in whatever form or medium) in its possession or under its control.  Notwithstanding the foregoing, Confidential Information shall not include information that, at the time of disclosure, is available publicly and was not disclosed in breach of this Agreement or other applicable confidentiality obligations.  In the event that Seller or one of its Affiliates becomes legally compelled to disclose any Confidential Information, such Person shall provide Buyer with prompt written notice of such requirement so that Buyer may seek a protective order or other remedy or waive compliance with the provisions of this §10.1.  In the event that a protective order or other remedy is not obtained or if Buyer waives compliance with this §10.1, such Person shall furnish only that portion of such Confidential Information that is legally required to be provided and exercise its reasonable best efforts to obtain assurances that confidential treatment will be accorded such information.

10.2     PRESS RELEASES AND PUBLIC ANNOUNCEMENTS.  Before the Closing Date, no Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Parties, except as required by applicable Law or regulations of any applicable stock exchange (in which case the disclosing Party will use its reasonable efforts to advise the other Parties prior to making the disclosure).

10.3     NO THIRD-PARTY BENEFICIARIES.  Subject to §0 and the rights of the Buyer Indemnitees under §8, this Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

10.4     ENTIRE AGREEMENT.  This Agreement (including the documents referred to herein) constitutes the entire agreement between the Parties and supersedes any prior understandings, agreements, or representations by or between the Parties, written or oral, to the extent they related in any way to the subject matter hereof.

10.5     SUCCESSION AND ASSIGNMENT.  This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns.  No Party may assign, by operation of Law or otherwise, either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other Party; provided, however, that Buyer may (i) assign any or all of its rights and interests hereunder to one or more of its Affiliates and (ii) designate one or more of its Affiliates to perform its obligations hereunder (in any or all of which cases Buyer nonetheless shall remain responsible for the performance of all of its obligations hereunder).

10.6     COUNTERPARTS.  This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. This Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent signed and delivered by means of E-mail, a facsimile machine or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

10.7     HEADINGS.  The section headings and the table of contents contained in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement, and all provisions of this Agreement shall be enforced and construed as if no heading had been used in this Agreement.

10.8     NOTICES.  All notices, requests, demands, claims, and other communications hereunder will be in writing and shall be deemed to have been duly made or given when personally delivered, mailed by first class mail, registered or certified mail, return receipt requested, expedited courier, messenger service, facsimile (with original to follow) or electronic mail (with original to follow) and addressed to the intended recipient as set forth below:

	Suite 200 tcbreslin@quenchonline.com		Huy Dang Vu 949-725-6611 hdv@clearlightpartners.com
If to Buyer:	Quench USA, Inc. 630 Allendale Road Suite 200 King of Prussia, PA 19406 Attention: Thomas Breslin Fax: 484-751-0900 E-mail: tcbreslin@quenchonline.com	If to Seller:	U.S. Water, LLC 100 Bayview Circle Suite 5000 Newport Beach, CA 92660 Attention: Huy Dang Vu Fax: 949-725-6611 E-mail: hdv@clearlightpartners.com

Copy to: (which shall not constitute notice hereunder):	Goodwin Procter LLP 100 Northern Avenue Boston, MA 02210 Attention: Mark Burnett; Ian Engstrand Fax: 617- 321-4399 E-mail: mburnett@goodwinlaw.com; iengstrand@goodwinlaw.com	Copy to (which shall not constitute notice hereunder):	Armstrong Teasdale LLP 7700 Forsyth Blvd. Suite 1800 St. Louis, MO 63105 Attention: Mark L. Stoneman Fax: 314-612-2353 E-mail: mstoneman@armstrongteasdale.com

  Either Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

10.9     AMENDMENTS.  No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by the Parties or by a waiver in accordance with §10.10.

10.10   WAIVER.   Any Party to this Agreement may waive compliance or performance of any provision of this Agreement that is intended for the benefit of such waiving Party.  Any such extension or waiver shall be valid only if set forth in a writing executed by the Party to be bound thereby.  No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence, and no waiver of any term or condition shall be deemed a waiver of the same term or condition in the future or as a waiver of any other term or condition of this Agreement.  The failure of any Party to assert any of its rights under this §10.10 shall not constitute a waiver of any of such rights.  No course of dealing between or among any persons having any interest in this Agreement shall be deemed effective to modify, amend or discharge any part of this Agreement or any rights or obligations of any Party under or by reason of this Agreement.

10.11   SEVERABILITY.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

10.12   CONSTRUCTION.  The Parties have participated jointly in the negotiation and drafting of this Agreement.  In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring either Party by virtue of the authorship of any of the provisions of this Agreement.  Any reference to any federal, state, local, or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.  Any reference in this Agreement to an “Article,” “Section,” `“Exhibit” or “Schedule” refers to the corresponding Article, Section, Exhibit or Schedule of or to this Agreement, unless the context indicates otherwise.  All words used in this Agreement are to be construed to be of such gender or number as the circumstances require.  The words “including,”

“includes,” or “include” are to be read as listing non-exclusive examples of the matters referred to, whether or not words such as “without limitation” or “but not limited to” are used in each instance.  Where this Agreement states that a Party “shall”, “will” or “must” perform in some manner or otherwise act or omit to act, it means that the Party is legally obligated to do so in accordance with this Agreement.  Seller may, at its option, include in the Disclosure Schedule items that are not material in order to avoid any misunderstanding, and any such inclusion, or any references to dollar amounts, shall not be deemed to be an acknowledgment or representation that such items are material, to establish any standard of materiality or to define further the meaning of such terms for purposes of this Agreement.  Information disclosed in the Disclosure Schedules shall constitute a disclosure for all purposes under this Agreement notwithstanding any reference to a specific Section, to the extent it is readily apparent from the disclosure that such information applied to another Section of the Agreement.  The Parties intend that each representation, warranty and covenant contained herein shall have independent significance.  If any Party has breached any representation, warranty or covenant contained herein in any respect, the fact that there exists another representation, warranty or covenant relating to the same subject matter (regardless of the relative levels of specificity) that the Party has not breached shall not detract from or mitigate the fact that the Party is in breach of the first representation, warranty or covenant.

10.13   INCORPORATION OF EXHIBITS AND SCHEDULES.  The Exhibits and Disclosure Schedule identified in this Agreement are incorporated herein by reference-and made a part hereof.

10.14   TIME OF THE ESSENCE.  Time is of the essence of this Agreement.  If any date herein set forth for the performance of any obligations by either Party for the delivery of any instrument or notice as herein provided should be on a day other than a Business Day, the compliance with such obligations or delivery shall be deemed acceptable on the next following Business Day.

10.15   SPECIFIC PERFORMANCE.  Each of the Parties acknowledges and agrees that the other Party would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached.  Each of the Parties agrees that the other Party shall be entitled to an injunction or injunctions to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in accordance with this Agreement, in addition to any other remedy to which they may be entitled, at law or in equity.

10.16   GOVERNING LAW; EXCLUSIVE JURISDICTION; WAIVER OF JURY TRIAL.

10.16.1      GOVERNING LAW; Exclusive Jurisdiction; Waiver of Jury Trial. This Agreement and any claim, controversy or dispute arising out of or related to this Agreement, any of the transactions contemplated hereby, the relationship of the Parties, and/or the interpretation and enforcement of the rights and duties of the Parties, whether arising in contract, tort, equity or otherwise, shall be governed by and interpreted in accordance with the laws of the State of Delaware (including in respect of the statute of limitation or other limitations period applicable to any such claim, controversy or dispute) and without giving effect to any choice or conflict of Law provision or rule that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

10.16.2       EXCLUSIVE JURISDICTION.  Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by any other party or its successors or assigns may be brought and determined by the Court of Chancery of the State of Delaware or if jurisdiction is not proper in such court, in Superior Court seated in New Castle County Delaware, and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid court for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby (and agrees not to commence any action, suit or proceeding relating thereto except in such courts).  Each of the Parties further agrees to accept service of process in any manner permitted by such court.  Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure lawfully to serve process, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such court (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by Law, that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

10.16.3       WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

10.17   CONCERNING COUNSEL.

10.17.1      Each of the parties hereto acknowledges and agrees that Armstrong Teasdale LLP (“Armstrong”) has acted as counsel to Seller and ClearLight (together with the Affiliates of Seller, collectively, the “Seller Parties”) in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby.

10.17.2      Buyer agrees, on behalf of itself and its Affiliates, that all communications in any form or format whatsoever between or among any of Armstrong and/or any Seller Party, or any of their respective managers, directors, officers employees or other representatives that relate in any way to the negotiation, documentation and consummation of the transactions contemplated by this Agreement or any dispute arising under this Agreement (collectively, the “Deal Communications”) shall be deemed to be retained and owned collectively by the Seller Parties, shall be controlled by Seller on behalf of the Seller Parties and shall not pass to or be claimed by Buyer or any of its Affiliates.  All Deal Communications that are attorney-client privileged (the “Privileged Deal Communications”) shall remain privileged after the Closing and the privilege and the expectation of client confidence relating thereto shall belong solely to the Seller Parties, shall be controlled by Seller on behalf of the Seller Parties and shall not pass to or be claimed by Buyer or any of its Affiliates.

10.17.3      Notwithstanding the foregoing, in the event that a dispute arises between Buyer or the Acquired Companies, on the one hand, and a third party other than a Seller Party, on the other hand, Buyer or the Acquired Companies may assert the attorney-client privilege to prevent the disclosure of the Privileged Deal Communications to such third party; provided, that Buyer or the Acquired Companies may not waive such privilege without the prior written consent of Seller, which Seller shall not unreasonably condition, withhold or delay.  In the event that Buyer is legally required by governmental order or otherwise to access or obtain a copy of all or a portion of the Deal Communications, Buyer shall promptly (and, in any event, within two (2) Business Days) notify Seller in writing so that Seller can seek a protective order and Buyer agrees at the request and expense of Seller to use its reasonable commercial efforts to assist therewith.

10.18   EXPENSES.  Except as otherwise contemplated in this Agreement, including with respect to the Transaction Expenses, the R&W Policy, and the Escrow Agreement, each of the Parties will bear its own fees, costs and expenses (including fees, costs and expenses of legal counsel, investment bankers, brokers or other representatives and consultants and appraisal fees, costs and expenses) incurred in connection with this Agreement and the transactions contemplated hereby, including the negotiations thereof.  In the event of any dispute under this Agreement, the prevailing Party shall be entitled to recover its attorneys’ fees and court costs from the other Party.

[The Remainder of this page has intentionally been left blank.  Signature page follows.]

IN WITNESS WHEREOF, the undersigned have entered into this Agreement as of the date and year first written above.

SELLER:	BUYER:
U.S. WATER, LLC	QUENCH USA, INC.
By: /s/ Joshua Mack	By: /s/ Anthony Ibarguen
Printed Name: Joshua Mack	Printed Name: Anthony Ibarguen
Title: Secretary & Treasurer	Title: CEO

[Signature Page to the Stock Purchase Agreement]

EXHIBIT A

DEFINITIONS

“Acquired Company” means any of the Company or its Subsidiaries.

“Acquired Company Service Provider(s)” has the meaning set forth in §0.

“Adjusted Company Working Capital Value” shall mean the Company Working Capital Value as of 11:59 p.m. Eastern Time on the date immediately prior to the Closing Date, determined in accordance with GAAP and, to the extent consistent with GAAP, on a basis consistent with the preparation of SCHEDULE 3.3 to this Agreement.

“Affiliate” means:  (a) with respect to a particular individual:  (i) each other member of such individual’s Family; (ii) any Person that is directly or indirectly Controlled by any one or more members of such individual’s Family; and (iii) any Person with respect to which such individual or one or more members of such individual’s Family serves as a director, officer, partner, executor or trustee (or in a similar capacity); and (b) with respect to a specified Person other than an individual:  (i) any Person that directly or indirectly Controls, is directly or indirectly Controlled by or is directly or indirectly under common Control with such specified Person; (ii) each Person that serves as a director, officer, partner, executor or trustee of such specified Person (or in a similar capacity); and (iii) any Person with respect to which such specified Person serves as a general partner or a trustee (or in a similar capacity).

For purposes of this definition, the “Family”  of an individual includes (i) the individual, (ii) the individual’s spouse and children, and (iii) any other natural person who is related to the individual and who resides with such individual.

“Agreed Claims” has the meaning set forth in §8.4.4.

“Agreement” has the meaning set forth in the Preamble to this Agreement.

“Armstrong” has the meaning set forth in §10.17.1.

“Base Purchase Price” has the meaning set forth in §2.2.

“Benefit Plan” has the meaning set forth in §0.

“Books and Records” of a Person shall mean all books and records, financial records, stock transfer books, minute books, copies of outstanding stock certificates, ledgers, employee records, customer lists, files, correspondence and other written records of every kind owned by that Person.  A Person’s general ledger and all subsidiary ledgers, trial balances, and financial statements shall be included within such “Books and Records”, along with any work papers of such Person’s auditor to which such Person has access.

“Business Day” shall mean a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by applicable Law to close.

“Buyer” has the meaning set forth in the Preamble to this Agreement.

“Buyer Disclosure Schedule” has the meaning set forth in the recital to §5.

“Buyer Losses” has the meaning set forth in §8.2.1.

“Cap” has the meaning set forth in §8.3.5.

“Cash” of any Person as of any date means the cash and cash equivalents required to be reflected as cash and cash equivalents on a consolidated balance sheet of such Person and its Subsidiaries as of such date prepared in accordance with GAAP.  For the avoidance of doubt, (A) cash and cash equivalents shall be calculated net of issued but uncleared checks and drafts and shall include checks and drafts received by the Acquired Companies as of the end of business on the last Business Day immediately preceding the applicable date but not yet deposited and (B) in determining the amount of cash and cash equivalents, all cash and cash equivalents that is in a currency other than the United States Dollar shall be converted into the United States Dollar at the prevailing exchange rate between the respective currencies as set forth in the Eastern Edition of The Wall Street Journal on the last Business Day immediately preceding the applicable date.

“ClearLight” has the meaning set forth in the fifth Recital of this Agreement.

“ClearLight Agreement” has the meaning set forth in §3.2.3(j).

“Closing” has the meaning set forth in §3.1.

“Closing Company Cash” shall mean all Company Cash as of 11:59 p.m. Eastern Time on the date immediately prior to the Closing Date.

“Closing Company Indebtedness” shall mean all Company Indebtedness outstanding as of 11:59 p.m. Eastern Time on the date immediately prior to the Closing Date.

“Closing Date” has the meaning set forth in §3.1.

“Closing Equity Payment” has the meaning set forth in §3.2.2.

“Closing Sale Bonuses” has the meaning set forth in §0.

“Closing Transaction Expenses” shall mean Transaction Expenses payable by any of the Acquired Companies as of the Closing Date or thereafter.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company” is defined in the first Recital of this Agreement.

“Company Cash” shall mean the Cash of any Acquired Company.

“Company Indebtedness” shall mean the Indebtedness of any Acquired Company.

“Company Intellectual Property” means all Intellectual Property rights owned or used by the Acquired Companies.

“Company IT Systems” means all computer and information technology systems, platforms and networks owned, licensed, leased or used by the Acquired Companies, including software, hardware, data, databases, data processing or management, record keeping, communication, telecommunication, computerized, automated or other similar systems, platforms and networks, and documentation relating to any of the foregoing.

“Company Material Adverse Effect” means any fact or state of facts, circumstance, change, effect, occurrence or event that when considered either individually or in the aggregate is, or would reasonably be expected to be, material and adverse to the business, operations, assets, liabilities or financial condition of the Acquired Companies, taken as a whole, except to the extent that the material adverse effect results from or is caused by (i) conditions or effects that generally affect the industries in which the Acquired Companies operate (other than legal and regulatory changes), (ii) general economic, social or political conditions affecting Korea, the United States or elsewhere in the world, (iii) effects resulting from changes affecting financial, credit, debt or capital market conditions in Korea, the United States or elsewhere in the world (including in each of clauses (i), (ii) and (iii) above, any effects or conditions resulting from an outbreak or escalation of hostilities, acts of terrorism, political instability or other national or international calamity, crisis or emergency, weather, an act of God or any governmental or other response to any of the foregoing), (iv) effects arising from changes in Law or GAAP, or the interpretation thereof, (v) effects resulting from compliance with the terms and conditions of this Agreement by vendors of the Acquired Companies, the Acquired Companies or any act or failure to act expressly consented to or requested in writing by Buyer, (vi) the failure of the Acquired Companies to meet any financial projections or forecasts (it being understood that the underlying facts, circumstances, changes, effects occurrences or events giving rise to such failure may be taken into account in determining the occurrence of a Material Adverse Effect), or (vii) the announcement or disclosure or pendency of the transactions contemplated by this Agreement or the taking of any action required or permitted under this Agreement; provided, however, that with respect to clauses (i) through (iv), such matter does not have a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the markets or industries in which the Company and its subsidiaries operate.

“Company Material Contract” has the meaning set forth in §4.23.1.

“Company Patents” means any Company Intellectual Property that consists of patents or patent applications, together with all reissuances, continuations, continuations-in-part, revisions, extensions, reviews, and reexaminations thereof.

“Company Products” means all products and/or services leased, performed, licensed, or sold by an Acquired Company.

“Company Working Capital Value” shall mean, as of any particular date of determination, (i) the aggregate current assets and long-term prepaid commissions of the Acquired Companies on a consolidated basis (excluding Tax assets, prepaid Transaction Expenses, and Cash), less (ii) the aggregate current liabilities (excluding any accrued and unpaid Pre-Closing Taxes, deferred Tax liability, deferred rental revenue under the Operating Leases, accrued (but unpaid) Transaction Expenses, and Company Indebtedness); each computed as of such date on a consolidated basis and in accordance with GAAP and, to the extent consistent with GAAP, on a basis consistent with the preparation of SCHEDULE 3.3 to this Agreement.

“Confidential Information” has the meaning set forth in §10.1.

“Contingent Workers” has the meaning set forth in §4.25.1.

“Control” (including “controlling,” “controlled by,” and “under common control with”) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

“Deal Communications” has the meaning set forth in §10.17.2.

“Deferred Sale Bonuses” has the meaning set forth in §0.

“Departing Personnel” means each of the personnel listed on SCHEDULE 3.2.3(e).

“Disclosure Schedule” has the meaning set forth in §4.

“Employees” has the meaning set forth in §4.25.1.

“Employee Benefit Plan” has the meaning set forth in §4.11.2.

“Employee Pension Benefit Plan” has the meaning set forth in §0.

“Employee Welfare Benefit Plan” has the meaning set forth in §0.

“Enstar” has the meaning set forth in 3.2.3(c).

“Environmental, Health, and Safety Requirements” has the meaning set forth in §4.12(a).

“ERISA” has the meaning set forth in §0.

“ERISA Affiliate” has the meaning set forth in §0.

“Escrow Administrator” shall mean Acquiom Clearinghouse LLC.

“Escrow Agent” shall mean SunTrust Bank, or any successor escrow agent appointed pursuant to the provisions of the Escrow Agreement.

“Escrow Agreement” shall mean the Escrow Agreement by and among Buyer, Seller, Escrow Agent and the Escrow Administrator, in the form of EXHIBIT B attached hereto.

“Escrow Amount” shall mean the Indemnity Escrow Amount, the Price Adjustment Escrow Amount and the Special Escrow Amount.

“Estimated Adjusted Company Working Capital Value” shall mean Seller’s good faith estimate of the Adjusted Company Working Capital Value delivered to Buyer pursuant to §2.3.

“Estimated Closing Statement” has the meaning set forth in §0.

“Estimated Closing Transaction Expenses” shall mean Seller’s good faith estimate of the Closing Transaction Expenses, if any, delivered to Buyer pursuant to §2.3.

“Estimated Working Capital Excess” means, in those instances in which Estimated Adjusted Company Working Capital Value is in excess of the Working Capital Target, the amount of such excess.

“Estimated Working Capital Shortfall” means, in those instances in which Estimated Adjusted Company Working Capital Value falls short of the Working Capital Target, the amount of such shortfall.

“Exit Agreements” has the meaning set forth in §0.

“Fiduciary” has the meaning set forth in §0.

“Final Statement” has the meaning set forth in §3.3.1.

“Financial Statements” has the meaning set forth in §0.

“Fraud” means fraud, active concealment or intentional misrepresentation (each with the element of scienter).

“Fundamental Representations” shall mean each of the representations and warranties in §§4.1 (Enforceability), 4.2 (Authority), 4.3(i), (ii) and (iv) (Noncontravention), 4.5 (Brokers’ Fees), 4.6(a) (Organization), 4.7 (Capitalization; Title to Shares), 4.8 (Subsidiaries), 4.10 (Tax Matters), and 4.12 (Environmental, Health and Safety Matters), and 4.39 (Certain Matters Relating to LEAF Capital Funding, LLC).

“Fundamental Survival Period” has the meaning set forth in §8.1.

“GAAP” shall mean current United States generally accepted accounting principles, consistently applied.

“Governmental Authority” means any (i) nation, state, county, city, town, borough, village, district or other jurisdiction; (ii) federal, state, local, municipal, foreign or other government; (iii) governmental or quasi-governmental body of any nature (including any agency, branch, department, board, commission, court, tribunal or other entity exercising governmental or quasi-governmental powers); (iv) body exercising, or entitled or purporting to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power; (v) any regulatory or self-regulatory authority compliance with which is required by Law; or (vi) an official of any of the foregoing.

“Hazardous Substance” has the meaning set forth in §4.12(a).

“Indebtedness” means, with respect to a specified Person as of a specified date, without duplication, any payment or monetary obligation of such Person, including all payment obligations in respect of principal, interest, penalties, fees and premiums (including any prepayment fees, breakage costs, penalties, make-whole premiums or other and other fees and expenses (including costs of unwinding in respect of hedging instruments) that are due upon prepayment of such obligations or payable as a result of the consummation of the transactions contemplated by this Agreement) of such Person, (i) for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money (including amounts outstanding under overdraft facilities and indebtedness issued or incurred in substitution or exchange for indebtedness for borrowed money); (ii) in connection with any letter of credit, banker’s acceptance, guarantee, surety, performance or appeal bond, or similar credit transaction; (iii) evidenced by notes, bonds, debentures or other similar obligations or debt securities (whether or not convertible); (iv) any indebtedness for the deferred purchase price of property or services with respect to which such Person is liable as obligor or otherwise; (v) any commitment by which a Person assures a creditor against loss (including contingent reimbursement Liability with respect to letters of credit); (vi) any Liability of a Person under deferred compensation plans, phantom stock plans, severance or bonus plans, or similar arrangements made payable in whole or in part as a result of the transactions contemplated herein to the extent not included as Transaction Expenses; (vii) any unsatisfied obligation for “withdrawal liability” to a “multiemployer plan” as such terms are defined under ERISA; (viii) any amounts owed to any Person under any noncompetition, severance or similar arrangements that arise out of a termination of such Person’s employment prior to the Closing; (ix) in the form of matured obligations to purchase, redeem, retire, defease or otherwise make any payment, dividends or distributions in respect of any equity interests, shares of capital stock or other ownership or profit interest or any warrants, rights or options to acquire any Shares, equity interests, shares of capital stock or such other ownership or profit interest; (x) for all negative balances in bank accounts and all overdrafts; (xi) under indentures or arising out of any swap, option, derivative, hedging or similar arrangement; (xii) for obligations as lessee or lessees under leases that have been, or should have been, recorded as capital leases (but excluding, for the avoidance of doubt, any obligations under operating leases) or direct financing leases in accordance with GAAP and purchase money and/or vendor financing, including the deferred or contingent purchase price of property, assets or services (including any potential future earn-out, purchase price adjustment, release of “holdback” or similar payment); (xiii) to the extent secured by Liens on the assets of such Person; (xiv) in the nature of guarantees by such Person of the obligations described in the foregoing clauses of any other Person; and (xv) for accrued and unpaid Pre-Closing Taxes. For the avoidance of doubt, “Indebtedness” with respect to the Company shall (x) include the Company’s “funding advance” and “other current liabilities” accounts and (y) exclude amounts payable under the LEAF Payoff Letter.

“Indemnified Party” has the meaning as determined pursuant to §8.2.1.

“Indemnifying Party” has the meaning as determined pursuant to §8.2.1.

“Indemnity Escrow Amount” shall mean $300,000 to be deposited with the Escrow Agent pursuant to the Escrow Agreement.

“Indemnity Escrow Release Date” has the meaning set forth in §8.5.

“Independent Firm” has the meaning set forth in §3.3.3.

“Intellectual Property” means (i) patents and patent applications, together with all reissuances, continuations, continuations-in-part, revisions, extensions, reviews, and reexaminations thereof, (ii) all registered and unregistered trademarks, service marks, trade dress, logos, domain names, trade names, and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all renewals of any such registration in connection therewith, (iii) all registered and unregistered copyrights, and all renewals of any such registration in connection therewith, (iv) rights in trade secrets (as that term is used in § 2001 of The Delaware Uniform Trade Secrets Act), know-how, confidential or proprietary information, including inventions, discoveries and invention disclosures (whether or not patented or patentable), research in progress, algorithms, data, databases, designs, schematics, blueprints, flow charts, (v) all computer software (including data and related documentation, but excluding Internally Used Shrink-wrap Software), and (vi) any and all other intellectual property rights and/or proprietary rights recognized by Law.

“Internally Used Shrink-wrap Software” means software licensed to any of the Acquired Company under generally available retail shrink-wrap or click wrap licenses and used in such Acquired Company’s business, but not incorporated into software, products or services licensed or sold, or anticipated to be licensed or sold, by such Acquired Company to customers or otherwise resold or distributed by such Acquired Company.

“Key Personnel” means each of the personnel listed on SCHEDULE 3.2.3(d).

“Key Personnel Offer Letter” has the meaning set forth in the sixth Recital of this Agreement.

“Key Personnel Restrictions Letter” has the meaning set forth in the sixth Recital of this Agreement.

“Knowledge of Seller” means the actual knowledge of Bob Tangredi, Mike Kravets, Devin Listerman, Brian Pason, Jason Yarnes, Michael Coleman, or Suk Dong Jeong, or the knowledge that any of the foregoing would have after due and diligent inquiry of such matter.

“Law” means any federal, national, supranational, state, provincial, local or similar statute, law, ordinance, decree, Order, injunction, rule, directive, regulation, code, requirement or rule of law (including common law).

“LEAF Payoff Amount” means the amount necessary for the Company to repurchase the previously factored leases from LEAF Capital Funding, LLC pursuant to the LEAF Payoff Letter.

“LEAF Payoff Letter” means the payoff letter dated December 17, 2018 provided by LEAF Capital Funding, LLC.

“Leased Real Property” has the meaning set forth in §4.22.2.

“Leases” has the meaning set forth in §4.22.2.

“Liability” means with respect to any Person, any liability or obligation of such Person of any kind, character or description, whether known or unknown, absolute or contingent, accrued or unaccrued, disputed or undisputed, liquidated or unliquidated, secured or unsecured, joint or several, due or to become due, vested or unvested, executory, determined, determinable or otherwise, and whether or not the same is required to be accrued on the financial statements of such Person.

“Lien” means any mortgage, pledge, lien, deed of trust, claim, lease, license, option, right of first refusal, easement, restriction, reservation, servitude, proxy, voting trust or agreement, transfer restriction under any stockholder or similar agreement, or encumbrance, charge, or other security interest, other than Permitted Liens.

“Losses” (collectively) or “Loss” (individually) means any loss, Liability, demand, claim, action, cause of action, cost, damage, deficiency, Tax, penalty, fine, expense or any other loss available under applicable Law, whether or not arising out of third party claims (including interest, penalties, reasonable attorneys’, accountants’ and other professionals’ fees and expenses, court costs and all amounts paid in investigation, defense or settlement of any of the foregoing).

“Most Recent Balance Sheet” means the consolidated balance sheet for the Acquired Companies dated as of the Most Recent Fiscal Year End.

“Most Recent Financial Statements” has the meaning set forth in §0.

“Most Recent Fiscal Month End” has the meaning set forth in §0.

“Most Recent Fiscal Year End” has the meaning set forth in §0.

“Multiemployer Plan” has the meaning set forth in §0.

“Notice of Disagreement” has the meaning set forth in §3.3.2.

“Official” has the meaning set forth in §4.37.

“Operating Leases” means operating leases entered into from time to time by the Company with customers to supply products and services.

“Order” means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made, or rendered by any Governmental Authority or by any arbitrator.

“Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

“Organizational Documents” means the charter and bylaws of a corporation, the articles or certificate of organization and operating agreement for a limited liability company, and the documents of procedural equivalence for any other entity.

“Overpayment” has the meaning set forth in §3.3.5.

“Owned Real Property” has the meaning set forth in §4.22.1.

“Party(ies)” has the meaning set forth in the Preamble to this Agreement.

“Payoff Letter Company Indebtedness” has the meaning set forth in §3.2.1(a).

“Permits” has the meaning set forth in §4.20.

“Permitted Liens” shall mean (i) Liens for Taxes the payment of which is not yet due or which are being contested in good faith and for which adequate reserves are reflected on the Most Recent Balance Sheet, (ii) statutory liens of landlords and liens of laborers, carriers, warehousemen, mechanics, materialmen and other similar Persons and other liens imposed by applicable Law incurred in the Ordinary Course of Business for sums not yet delinquent; (iii) Liens relating to deposits made in the Ordinary Course of Business in connection with workers’ compensation, unemployment insurance and other types of social security or to secure the performance of leases, trade contracts or other similar agreements; (iv) Liens arising from zoning ordinances, building codes, and other land use laws regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such real property and are not violated the current use or occupancy of such real property or the operation of the business as currently conducted thereon; and (v) easements, covenants, conditions, restrictions, and other similar matters of record affecting title to real property which are not reasonably expected to materially impair the use or occupancy of such real property in the operation of the business as currently conducted thereon.

“Person” means an individual, a partnership, a corporation, an association, limited liability company, a joint stock company, a trust, a joint venture, an unincorporated organization, or a Governmental Authority.

“Personal Data” means any and all data and information related to an identified or identifiable natural person, including, without limitation, any information specifically defined or identified in any Privacy Policy of any of the Acquired Companies, or that can be used to contact an individual, or any information under applicable Law as “personal information,”  “personally identifiable information,” “PII,” “personal data” or a similar term. Personal Data includes information in any form, including paper, electronic and other forms.

“Pre-Closing Taxes” shall mean (i) any obligation of or with respect to the Acquired Companies for any Taxes for any Pre-Closing Tax Period; (ii) any Taxes of any member of an affiliated, combined or unitary group of which the Company is or was a member on or prior to the Closing Date, including pursuant to Treasury Regulation Sec. 1.1502 6 or any similar provision of foreign, state or local Law; (iii) any and all Taxes of any Person (other than an Acquired Company) imposed on any Acquired Company as a transferee or successor, by contract or pursuant to any Law, which Taxes relate to an event or transaction occurring on or before the Closing Date; (iv) any Taxes of Seller; and (v) any  Taxes allocated to Seller pursuant to §9.2.

“Pre-Closing Tax Period” shall mean, with respect to any Acquired Company, any taxable period (including the portion of any Straddle Period) ending on or prior to the Closing Date.

“Pre-Closing Tax Refund” has the meaning set forth in §9.6.

“Preliminary Statement” has the meaning specified in §3.3.1.

“Price Adjustment Escrow Amount” shall mean $1,000,000 to be deposited with the Escrow Agent pursuant to the Escrow Agreement.

“Primary Payment” has the meaning specified in §3.2.1(a).

“Privacy Laws and Requirements” has the meaning specified in §4.21.3.

“Privacy Policy” has the meaning specified in §4.21.3.

“Privileged Deal Communications” has the meaning set forth in §10.17.2.

“Proceeding” has the meaning set forth in §4.19.

“Proprietary Information Agreement” means Buyer’s preferred form of Proprietary Information, Invention and Non-Competition Agreement.

“R&W Policy” has the meaning set forth in §5.9.

“Real Property” has the meaning set forth in §4.22.3.

“Release” has the meaning set forth in §0.

“Representatives” of any Person means such Person’s directors, managers, officers, employees, agents, attorneys, consultants, advisors or other representatives.

“Retention” has the meaning set forth in §8.3.3.

“Routine Contracts” shall mean the following agreements entered into from time to time by the Acquired Companies in the Ordinary Course of Business: rental agreements, lease agreements, services agreements and similar agreements governing the installation and maintenance of water purification coolers and related equipment rented or leased to, or serviced for, a third party by an Acquired Company, including operating leases entered into from time to time by the Company with customers to supply products and services and the agreements with the factor related thereto.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller” has the meaning set forth in the Preamble to this Agreement.

“Seller Losses” has the meaning set forth in § 8.2.2.

“Seller Parties” has the meaning set forth in §10.17.1.

“Separation Agreement” has the meaning set forth in the seventh Recital of this Agreement.

“Share” or “Shares” has the meaning set forth in the first Recital of this Agreement.

“Special Escrow Amount” shall mean $1,012,000 to be deposited with the Escrow Agent pursuant to the Escrow Agreement.

“Stock Power” has the meaning set forth in §3.2.3.

“Straddle Period” shall mean any taxable period that begins on or before and ends after the Closing Date.

“Straddle Tax Return” shall mean any Tax Return that covers a taxable period that begins on or before and ends after the Closing Date.

“Subsidiaries” means any legal entities that are under the Control of the Company.

“Survival Period” has the meaning set forth in §8.1.

“Tax” shall mean any federal, state, local, or foreign income, gross receipts, license, fee, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Code §59A), customs duties, capital stock, franchise, capital, net worth, profits, unclaimed property, escheat, imputed underpayment, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax, assessment, similar charge or similar governmental fee, of any kind whatsoever, including any interest, penalty, or addition thereto, in each case, whether disputed or not, and tax resulting from indemnification for taxes.

“Tax and Environmental Survival Period” has the meaning set forth in §0.

“Tax Contest” has the meaning set forth in §9.8.

“Tax Return” shall mean any return, declaration, report, claim for refund, or information return or statement relating to any Tax, including any schedule or attachment thereto, and including any amendment thereof.

“Third-Party Action” has the meaning set forth in §8.4.3.

“Third-Party Awards” means any insurance proceeds actually received by an Indemnified Party from insurance policies (including the R&W Policy) in connection with the claim for which an Indemnifying Party is also potentially liable, net of any deductible amounts (except with respect to the Retention under the R&W Policy as provided in §8 of this Agreement) and any reasonable costs and expenses actually incurred by the Indemnified Party and its Affiliates in collecting such insurance proceeds, including reasonable attorneys’ fees, and the projected future premium increases attributable to the making of, or actions to collect, such insurance proceeds.

“Third-Party IP” has the meaning set forth in §4.21.2(d).

“Deductible Amount” has the meaning set forth in §8.3.4.

“Total Enterprise Value” shall have the meaning specified in §2.2.

“Transaction Bonuses” has the meaning set forth in §4.36.

“Transaction Expenses” shall mean the fees and expenses incurred by the Acquired Companies and their respective representatives and Affiliates to the extent payable by the Acquired Companies in connection with this Agreement (including the documents referred to herein) and the consummation of the transactions contemplated hereby and thereby, including (a) fees and expenses payable to professionals (including investment bankers, attorneys, accountants and other consultants and advisors) incurred in connection with this Agreement and the consummation of the transactions contemplated hereby, (b) all sale or similar bonuses (including the Closing Sale Bonuses) payable to any employee of, or other service provider to, the Acquired Companies payable in connection with or as a result of the transactions contemplated by this Agreement (including the employer portion of any employment, payroll, social security, unemployment or withholding Taxes related to such amounts, except to the extent included in the calculation of Company Working Capital Value), (c) any payments to be made pursuant to or upon the termination of any related party agreements (including any accrued and unpaid management, consulting, service fees and expenses thereunder), (d) all fees, expenses and other costs incurred or that will become payable following the Closing in connection with any “tail” directors’ and officers’ liability insurance policy purchased on or prior to the Closing pursuant to §0, and (e) fifty percent (50%) of the fees, expenses and other costs incurred or that will become payable in connection with the R&W Policy (other than the Retentions) in each of the foregoing cases, that have not been paid prior to the Closing.  For the avoidance of doubt, severance obligations that would be payable to employees of any of the Acquired Companies as a result of termination of employment arising on or after the Closing shall not be deemed “Transaction Expenses”.  Notwithstanding anything to the contrary contained in this Agreement, any item included as a Transaction Expense shall be excluded from “Company Working Capital” and “Indebtedness”.

“Unpaid Balance” shall have the meaning specified in §3.3.4.

“Wage and Hour Laws” shall have the meaning specified in §4.25.3.

“WARN Act” shall have the meaning specified in §4.25.3.

“Working Capital Excess” means, in those instances in which Adjusted Company Working Capital Value is in excess of the Working Capital Target, the amount of such excess.

“Working Capital Shortfall” means, in those instances in which Adjusted Company Working Capital Value falls short of the Working Capital Target, the amount of such shortfall.

“Working Capital Target” means $4,550,000.